TransGlobe Energy CORPORATION

TSX & AIM: TGL; NASDAQ: TGA

www.trans-globe.com

2019 ANNUAL REPORT

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

MESSAGE TO THE SHAREHOLDERS

TransGlobe and the industry experienced another year of volatile commodity prices unable to maintain reasonable levels which pressured both corporate returns and the upstream energy equity markets. Pricing volatility in Brent was significant, fluctuating between $53-$75/bbl throughout 2019. Similarly, in Canada, product pricing was challenged as differentials on Canadian commodities, particularly natural gas liquids, widened and exerted significant pressure on our Canadian business unit revenues, particularly in the first half of 2019. Fortunately, despite the challenging price environment, the production outperformance in our Egypt Eastern Desert operations provided a soft landing to an otherwise difficult year. Additionally, the South Harmattan discovery in Canada has created an exciting new investment opportunity for the Company.

Egypt crude oil inventory increased in 2019 and will be an area of focus for 2020 to reduce it back to our targeted level of approximately 0.5 mmbbls. Our development program in the Eastern Desert of Egypt surprised to the upside as production in the West Bakr asset peaked at 9,777 bbls/d in 2019, the highest production levels reached in the ~40 year history of the concession. The 2-20 outpost well drilled in Canada targeted an internally developed concept in an area previously considered to be in a hydrocarbon transition zone and the drill results exceeded pre-drill expectations. TransGlobe is excited about the potential of this area where we already hold 18.5 sections of land. Both Egypt and Canada contributed to the Company surpassing its midpoint guidance by over 10% and adding 7.0 mmboe to 2P reserves, replacing 135% of production.

Health, Safety and the Environment were key focus areas for the Company in 2019 and we made real progress in Egypt’s lagging and leading indicators, along with an incident-free year in Canada. Egypt’s leading indicators will be a focus area in 2020 as we will invest in influencing behaviors in Egypt to encourage a thoughtful approach to HSE.

Annual production was well above guidance, leading to an upward revision of 9% in guidance during 2019. TransGlobe produced an average of 16,041 boe/d in 2019 and 15,362 boe/d during the fourth quarter. Egypt production was 13,713 bbls/d in 2019 (Q4-2019 - 12,831 bbls/d) and Canada production was 2,328 boe/d (Q4-2019 - 2,531 boe/d). The increase in production in 2019 was primarily due to positive results from both the Egypt and Canada drilling programs and successful well optimization projects in West Bakr, partially offset by natural declines.

TransGlobe recorded a net loss of $4.0 million in 2019 compared to net earnings of $15.7 million in 2018. The net loss was inclusive of a $7.9 million non-cash impairment loss on the Company's exploration and evaluation assets in South Alamein and a $1.6 million unrealized derivative loss on commodity contracts (fair value adjustment on the Company's hedging contracts). Before impairment and the unrealized loss on derivative commodity contracts, TransGlobe had earnings of $5.5 million for 2019. There was also a 396.4 mbbls build in crude inventory in Egypt, which led to lower cash flows and earnings.

The Company generated funds flow from operations of $46.9 million (2018 - $63.3 million) in 2019, $0.65 per share (2018 - $0.87 per share). We ended 2019 with positive working capital of $32.2 million (2018 - $51.0 million), including cash and cash equivalents of $33.3 million. The decrease in funds flow from operations is primarily due to excess cost oil in West Bakr, lower commodity prices and lower sales versus production in 2019 from our Egypt operations resulting in a build in crude oil inventory.

During the fourth quarter of 2019 SGZ-6X discovery well was put on production following the construction of a temporary early production facility. In Egypt, we have been making steady progress on the consolidation, amendment and extension of our Eastern Desert PSCs, which, when completed, will provide the foundation for the Company to grow production and reserves for years to come.

2P reserves at year-end 2019 were 3% higher than 2018 primarily due to ~4.4 mmboe of positive net revisions and ~3.4 mmboe of drilling additions, offset by ~5.8 mmboe of annual production. In Egypt positive 2P technical revisions occurred at West Bakr due to better performance resulting from production optimization projects. Optimization projects also resulted in positive technical revisions of 0.6 mmbbl at West Gharib and other concessions revisions were essentially neutral. The 2P drilling additions resulted from the successful extension of H field with the HW-2X well, infill drilling at K field with K-63 and the conversion of undeveloped reserves at Northwest Gharib and M and H fields. In Canada, minor 2P negative technical revisions of 0.2 mmboe resulted from reduced Wabamun gas locations. 2P economic factors yielded a negative revision of 0.8 mmboe due to lower commodity price forecasts, primarily from natural gas. 2P drilling additions of 2.0 mmboe resulted from the extension at Harmattan with the successful drilling of the 2-mile horizontal outpost well in South Harmattan. On an overall corporate basis TransGlobe replaced 135% of 2019 production on a 2P gross reserves basis (excluding economic factors).

We had a build in inventoried crude oil due to production of 16,041 boe/d exceeding sales of 14,954 boe/d in the year. We ended 2019 with 964.5 mbbls of inventoried entitlement crude oil (2018 - 568.1 mbbls), which is approximately five and a half months of entitlement oil production. The Company completed two direct crude sale shipments to third-parties through Mercuria Energy Trading S.A. (“Mercuria”) and two sales of inventoried entitlement crude oil to the Egyptian General Petroleum Company (“EGPC”) during 2019. An additional 440.1 mbbls of inventoried entitlement crude oil was sold to EGPC in February 2020 and the Company is scheduled to lift a cargo in mid-March.

During the year, the Company repaid $15 million of the amount outstanding under the prepayment agreement with Mercuria, leaving $29.5 million (net of deferred financing costs) outstanding at year-end. The Company also repaid $1.5 million of the reserves-based lending facility with ATB Financial (“ATB”), leaving $7.5 million drawn at year-end. The Company continues to be conservative with its debt structure, balancing working capital considerations against debt service costs and intends to continue that conservative approach into 2020.

TransGlobe has been paying a dividend since 2018, and during 2019, the Company made a payment of $0.035 per common share on April 18, 2019 to shareholders of record on March 29, 2019, and a payment of $0.035 per common share on September 13, 2019 to shareholders of record on August 30, 2019. In light of recent events, the Company has decided to suspend its first quarter 2020 dividend payment to manage cash, and the Board will evaluate the dividend continually over the coming months.

Overall operating expenses decreased by approximately 5% to $9.28 per sold boe during 2019 (2018 - $9.73 per sold boe). This decrease in operating expenses per boe was primarily due to lower workover costs and lease expenses, partially offset by higher diesel prices. Another factor in the decrease was the planned turnaround that occurred in 2018 in Canada, with no such event occurring in 2019.

Gross G&A costs were $15.8 million in 2019 (2018 - $16.3 million), representing a 3% decrease from prior year. Gross G&A per produced barrel decreased to $2.70 per boe from $3.09 per boe in 2018. The decrease is primarily due to non-recurring costs related to the 2018 AIM listing and higher production in 2019 versus 2018.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Due to the recent and dramatic fall in commodity prices resulting from the COVID-19 outbreak, compounded by tensions amongst OPEC+ members driven by the removal of previous oil production curbs, the Company has re-evaluated its capital budget for 2020. Our revised 2020 capital budget program of $7.1 million (before capitalized G&A) includes $5.0 million for Egypt and $2.1 million for Canada. This reduced plan includes 2 wells (one in Egypt and one in Canada) that were spudded prior to the recent oil price disruption but otherwise only includes capital related to essential HSE, select recompletions and workovers as well as land retention commitments.

As we’ve disclosed throughout the past year, the Company remains focused on both organic and inorganic growth, the primary focus being the consolidation, extension and amendment of our Eastern Desert concessions. Negotiations continue to progress and the 2020 capital plan has been designed to take into account the potential for a mutually successful conclusion of negotiations with the Ministry and EGPC in 2020.

Lastly, Lloyd Herrick, the founding COO of TransGlobe, retired on January 1, 2020. Lloyd was an integral member of the executive team and will be dearly missed by both the management team and the entire staff at TransGlobe. We wish Lloyd every success in a long retirement.

Signed by:

“Randy C. Neely”

Randy C. Neely
President and Chief Executive Officer
March 12, 2020

5

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

FINANCIAL AND OPERATING RESULTS

(US$000s, except per share, price, volume amounts and % change)

	Three months ended December 31			Years ended December 31
Financial	2019	2018	% Change	2019	2018	% Change
Petroleum and natural gas sales	64,201	72,628	(12)	278,929	299,144	(7)
Petroleum and natural gas sales, net of royalties	28,473	40,605	(30)	140,096	176,227	(21)
Realized derivative loss on commodity contracts	218	8,057	(97)	1,259	16,386	(92)
Unrealized derivative loss (gain) on commodity contracts	1,201	(29,492)	(104)	1,586	(9,335)	(117)
Production and operating expense	15,119	13,116	15	50,626	53,298	(5)
Selling costs	638	450	42	1,287	2,103	(39)
General and administrative expense	3,868	2,005	93	16,611	18,688	(11)
Depletion, depreciation and amortization expense	8,764	8,214	7	34,948	34,291	2
Income tax expense	6,003	6,612	(9)	26,098	26,340	(1)
Cash flow generated by operating activities	23,740	9,822	142	44,836	69,192	(35)
Funds flow from operations	3,171	8,842	(64)	46,871	63,282	(26)
Funds flow from operations per share
Basic per share	0.04	0.12		0.65	0.87
Diluted per share	0.04	0.12		0.65	0.86
Net (loss) earnings	(8,202)	30,719	(127)	(3,995)	15,677	(125)
Net (loss) earnings per share
Basic per share	(0.11)	0.43		(0.06)	0.22
Diluted per share	(0.11)	0.43		(0.06)	0.22
Capital expenditures	10,996	17,433	(37)	36,932	40,706	(9)
Dividends declared	-	-	-	5,078	2,527	101
Dividends declared per share	-	-	-	0.07	0.035	100
Working capital	32,194	50,987	(37)	32,194	50,987	(37)
Long-term debt, including current portion	37,041	52,355	(29)	37,041	52,355	(29)
Common shares outstanding
Basic (weighted average)	72,542	72,206	-	72,514	72,206	-
Diluted (weighted average)	72,542	72,706	-	72,514	72,631	-
Total assets	308,325	318,296	(3)	308,325	318,296	(3)

Operating
Average production volumes (boe/d)	15,362	15,270	1	16,041	14,439	11
Average sales volumes (boe/d)	14,688	14,483	1	14,954	15,013	-
Inventory (mbbls)	964.5	568.1	70	964.5	568.1	70
Average realized sales price ($/boe)	47.51	54.51	(13)	51.10	54.59	(6)
Production and operating expenses ($/boe)	11.19	9.84	14	9.28	9.73	(5)
[1]

Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

FINDING AND DEVELOPMENT COSTS/FINDING, DEVELOPMENT AND NET ACQUISITION COSTS

F&D costs are calculated as the aggregate of exploration costs, development costs and the change in estimated future development costs divided by the applicable reserve additions. FD&A costs incorporate acquisitions, net of any dispositions during the year. The Company expects to fund the development costs of the reserves through a combination of cash flow from operations, debt capacity, proceeds from property dispositions and, if necessary, the issuance of Common Shares.

Changes in forecasted future development capital ("FDC") occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect the independent evaluator’s best estimate of what it will cost to bring the proved plus probable undeveloped reserves on production at that time. Undiscounted FDCs for proved plus probable undeveloped reserves decreased $10.0 million compared to year end 2018, to total $121.4 million at year end 2019. The decrease in FDC is attributable to fewer undeveloped locations being added due to the current price environment.

Estimates of reserves and future net revenues have been made assuming the development of each property will occur, without regard to the likelihood of us obtaining funding for the development. There can be no guarantee that funds will be available or that we will allocate funding to develop all of the reserves attributed in the reserves evaluator's report. Failure to develop those reserves would have a negative impact on future cash flow from operations.

Interest and other costs of external funding are not included in the reserves and future net revenue estimates. These costs would reduce reserves and future net revenues depending upon the funding sources utilized. TransGlobe does not anticipate that interest or other funding costs would make development of any property uneconomic.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Proved
($000s, except volumes and $/boe amounts)	Three-Year Weighted- Average	2019	2018	2017
Total capital expenditures		36,932	40,706	38,159
Net change from previous year’s future capital		(5,625)	(10,612)	(13,311)
		31,307	30,094	24,848
Reserve additions and revisions (mboe)
Exploration and development[1]		4,382	4,629	3,262
Total reserve additions (mboe)		4,382	4,629	3,262
Average cost per boe
F&D2	7.03	7.15	6.50	7.62
FD&A2	7.03	7.15	6.50	7.62
[1]

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

[2]	Neither F&D costs nor FD&A costs have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Proved Plus Probable
($000s, except volumes and $/boe amounts)	Three-Year Weighted- Average	2019	2018	2017
Total capital expenditure		36,932	40,706	38,159
Net change from previous year’s future capital		10,040	(16,100)	(12,009)
		46,972	24,606	26,150
Reserve additions and revisions (mboe)
Exploration and development[1]		7,090	3,465	1,538
Total reserve additions (mboe)		7,090	3,465	1,538
Average cost per boe
F&D2	8.08	6.63	7.10	17.00
FD&A2	8.08	6.63	7.10	17.00
[1]

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

[2]	Neither F&D costs nor FD&A costs have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

RECYCLE RATIO

Proved
	Three-Year Weighted- Average	2019	2018	2017
Netback ($/boe)[1]	8.86	7.92	10.69	8.08
Proved F&D costs ($/boe)[2]	7.03	7.15	6.50	7.62
Proved FD&A costs ($/boe)[2]	7.03	7.15	6.50	7.62
F&D Recycle ratio[3]	1.26	1.11	1.64	1.06
FD&A Recycle ratio[3]	1.26	1.11	1.64	1.06
[1]	For the purpose of calculating the recycle ratio, Netback is defined as net earnings (loss) adjusted for non-cash items per boe of sales - see "Recycle Netback Calculation" section.
[2]	Neither F&D costs nor FD&A costs have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
[3]	Recycle ratio does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Proved Plus Probable
	Three-Year Weighted- Average	2019	2018	2017
Netback ($/boe)[1]	8.86	7.92	10.69	8.08
Proved plus Probable F&D costs ($/boe)[2]	8.08	6.63	7.10	17.00
Proved plus Probable FD&A costs ($/boe)[2]	8.08	6.63	7.10	17.00
F&D Recycle ratio[3]	1.10	1.20	1.51	0.48
FD&A Recycle ratio[3]	1.10	1.20	1.51	0.48
[1]	For the purpose of calculating the recycle ratio, Netback is defined as net earnings (loss) adjusted for non-cash items per boe of sales - see "Recycle Netback Calculation" section.
[2]	Neither F&D costs nor FD&A costs have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
[3]	Recycle ratio does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

The 2019 recycle ratio is positive as a result of positive recycle ratio netbacks in the year. The positive netbacks were primarily the result of lower operating costs in 2019, offset by lower realized prices and higher royalties were the primary drivers of the positive netbacks in the year combined with the Company completing two direct crude sale shipments to Mercuria and two sales of inventoried entitlement crude oil to EGPC for a total of 1,773.6 mbbls during 2019. Annual production in excess of sales resulted in an overall increase in inventoried crude oil by 396.4 mbbls from 2018.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The recycle ratio is calculated by dividing the recycle netback by the proved and proved plus probable finding and development costs on a per boe basis.

Recycle Netback Calculation

For the purpose of calculating the recycle ratio, netback is defined as net earnings (loss) adjusted for non-cash items per boe of sales.

($000s, except volumes and per boe amounts)	2019	2018	2017
Net earnings (loss)	(3,995)	15,677	(78,736)
Adjustments for non-cash items:
Depletion, depreciation and amortization	34,948	34,291	40,036
Asset retirement obligation accretion	215	270	256
Share-based compensation	2,237	3,536	1,478
Amortization of deferred financing costs	368	360	329
Interest on lease obligations	250	-	-
Deferred lease inducement	-	(90)	(91)
Unrealized foreign exchange gain	(153)	(135)	(35)
Unrealized loss (gain) on financial instruments	1,586	(9,335)	8,121
Impairment loss	7,937	14,500	79,025
Asset retirement obligations settled	(46)	(300)	(695)
Gain on asset disposition	(114)	(207)	-
Recycle netback[1]	43,233	58,567	49,688
Sales volumes (mboe)	5,458	5,480	6,150
Recycle netback per boe	7.92	10.69	8.08
[1]	Recycle netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 12, 2020

The following discussion and analysis is management’s opinion of TransGlobe Energy Corporation's ("TransGlobe" or the "Company") historical financial and operating results and should be read in conjunction with the message to shareholders and the audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, together with the notes related thereto (the "Consolidated Financial Statements"). The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in the currency of the United States, except otherwise noted. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, that TransGlobe will have the ability to develop its properties in the manner currently contemplated, the expected benefits to the Company of consolidating, amending and extending the Company's Eastern Desert PSCs (as defined herein) and other matters, anticipated changes to the Company's reserves and production, timing of directly marketed crude oil sales, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situation in Egypt, reserves estimates, management’s expectation for results of operations for 2020, including expected 2020 average production, funds flow from operations, that TransGlobe will have the ability to pay down its debt and return money to its shareholders, the 2020 capital program for exploration and development, the timing and method of financing thereof, the Company's continued work with EGPC (as defined herein) regarding scheduling cargoes, anticipated reductions in year-end inventory, the availability of funds to meet current and foreseeable financial requirements at a reasonable cost, collection of accounts receivable from the Egyptian Government, the timing of liftings of crude oil produced from the Company’s Egyptian operations, the terms of drilling commitments under the Egyptian Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs") and the method of funding such drilling commitments, the Company's beliefs regarding the reserves and production growth of its assets and the ability to grow with a stable production base, that TransGlobe will have the ability to steward capital and reduce costs, commodity prices and expected volatility thereof, and interest rates and the expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.

Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.

Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, fluctuations in operating expenses due to changes in inventory volumes, inability to pay down the Company's debt, inability to continue to work with EGPC to schedule cargoes, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to collect the remaining accounts receivable balance from the Egyptian General Petroleum Company ("EGPC"), ability to access sufficient capital from internal and external sources and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserves estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

Forward-looking information and statements contained in this document include the payment of dividends, including the timing and amount thereof, and the Company's intention to declare and pay dividends in the future under its current dividend policy. Without limitation of the foregoing, future dividend payments, if any, and the level thereof is uncertain, as the Company's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, free cash flow, financial requirements for the Company's operations and the execution of its strategy, ongoing production maintenance, growth through acquisitions, fluctuations in working capital and the timing and amount of capital expenditures and anticipated business development capital, payment irregularity in Egypt, debt service requirements and other factors beyond the Company's control. Further, the ability of the Company to pay dividends will be subject to applicable laws (including the satisfaction of the liquidity and solvency tests contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; the ability of the Company's derivative financial instruments to manage its exposure thereto; currency exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; that the Company's ongoing work with the EGPC with respect to scheduling

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

cargoes will continue be successful; the impact of potential litigation and claims on the Company; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and on the Company's website (www.trans-globe.com).

Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings (loss) as further information becomes available, and as the economic environment changes.

This MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to "NON-GAAP FINANCIAL MEASURES".

All oil and natural gas reserves information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Mr. Darrin Drall, B.Sc., Engineering Manager - Technical Services for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this report. Mr. Drall is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Manitoba. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”), the Association of Professional Engineers and Geoscientists of Saskatchewan (“APEGS”) and the Society of Petroleum Engineers (“SPE”) and has over 30 years’ experience in oil and gas.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP FINANCIAL MEASURES

Funds flow from operations

This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flows necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Reconciliation of funds flow from operations

($000s)	2019	2018
Cash flow from operating activities	44,836	69,192
Changes in non-cash working capital	2,035	(5,910)
Funds flow from operations[1]	46,871	63,282
[1]

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss). Cash interest paid is reported as a financing activity on the Consolidated Statements of Cash Flows.

Net debt-to-funds flow from operations ratio

Net debt-to-funds flow from operations is a measure that is used by management to set the amount of capital in proportion to risk. The Company’s net debt-to-funds flow from operations ratio is computed as long-term debt, including the current portion, net of working capital, over funds flow from operations for the trailing twelve months. Net-debt-to-funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Reconciliation of net debt-to-funds flow from operations ratio

($000s)	2019	2018
Long-term debt	37,041	52,355
Current assets	(65,786)	(78,994)
Current liabilities	33,592	28,007
Net debt	4,847	1,368
Funds flow from operations	46,871	63,282
Net debt-to-funds flow from operations	0.10	0.02

Netback

Netback is a measure of operating results and is computed as sales net of royalties (all government interests, net of income taxes), operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period. Royalties and taxes associated with inventoried crude oil are recognized in the financial statements at the time of production. As a result, netbacks fluctuate depending on the timing of entitlement crude oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

MANAGEMENT STRATEGY AND OUTLOOK

The 2020 outlook provides information as to management’s expectation for results of operations for 2020. Readers are cautioned that the 2020 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this Management’s Discussion and Analysis (“MD&A").

2020 Outlook

The 2020 production outlook for the Company is provided as a range to reflect timing and performance contingencies.

Global reaction to the spread of COVID-19 and the resultant reduction in oil demand has negatively affected current and future forecasts of oil prices in 2020. This has been compounded by OPEC+, led by Saudi Arabia and Russia, failing to reach an agreement on constraining output in the face of lower global demand to support global oil prices and Saudi Arabia and Iraq’s stated intention to discount April deliveries and increase supply into the market. Oil prices are now markedly lower than those the Company used as the basis for its 2020 capital program.

TransGlobe maintains a strong balance sheet with modest debt, and its operated 100% position across its producing assets gives it significant capital flexibility and a high degree of discretion in its forward investment program. The Company intends to use all available tools to minimize balance sheet risk and position itself for future success.

The Company has re-evaluated its priorities in the short term and is taking decisive action to reduce its previously announced capital program in 2020, and focus only on those investments that are critical to HSE and value preservation. In addition, and to balance the reduction in capital investment, the Company is analyzing operating costs both in Egypt and Canada to identify all possible optimization opportunities.

In light of the global oil price disruption, the Company has decided to suspend its first quarter dividend payment to manage cash, until such a time that it is appropriate to reinstate. The Board of Directors will evaluate its decision on a semi-annual basis going forward. TransGlobe regularly communicates with its lenders, with current long term debt outstanding of $37 million and remains confident in its ability to weather the current oil price disruption. The Company currently holds $26.5 million in cash on hand.

As a result of the reduced 2020 capital program, total corporate production is now expected to range between 13.3 and 14.3 mboe/d (mid-point of 13.8 mboe/d) for 2020 with a 93% weighting to oil and liquids. Egypt oil production is expected to range between 11.3 and 12.1 mbbls/d (mid-point of 11.7 mbbls/d) in 2020. Canadian production is expected to range between 2.0 and 2.2 mboe/d (mid-point of 2.1 mboe/d) in 2020. The 2020 mid-point production guidance broken out by product type is summarized below:

Mid-point production guidance	Egypt	Canada	Total
Light and medium crude oil (bbls/d)	957	706	1,663
Heavy crude oil (bbls/d)	10,743	-	10,743
Conventional natural gas (mcf/d)	-	5,394	5,394
Associated natural gas liquids (bbls/d)	-	495	495
Total (boe/d)	11,700	2,100	13,800

Funds flow from operations in any given period is dependent upon the timing and market price of crude oil sales in Egypt. Because these factors are difficult to accurately predict, the Company has not provided funds flow from operations guidance for 2020. Funds flow from operations and inventory levels in Egypt may fluctuate significantly from quarter to quarter due to the timing of crude oil sales.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The below chart provides a comparison of well netbacks in the Company’s Egyptian and Canadian assets under multiple price sensitivities. A typical Cardium well produces both oil and natural gas/NGLs. The price of each commodity varies significantly, therefore the below chart presents the netback of each revenue stream separately.

Netback sensitivity
Benchmark crude oil price ($/bbl)	30.00	40.00	50.00	60.00	70.00
Benchmark natural gas price ($/mcf)	0.75	0.95	1.10	1.30	1.50
Netback ($/boe)
Egypt - crude oil[1]	(2.07)	2.06	5.84	8.07	10.31
Canada - crude oil[2]	13.94	22.74	31.04	39.28	47.50
Canada - natural gas and NGLs[2]	(2.28)	(0.82)	0.10	1.36	2.90
[1]

Egypt assumptions: using anticipated 2020 Egypt production profile, Gharib Blend price differential estimate of $12.00/bbl applied consistently at all price points, concession differentials of 4%, 5% and 3% applied to WG/WB/NWG, respectively, operating costs estimated at ~$9.50/bbl, and maximum cost recovery resulting from accumulated cost pools in WG and NWG.

[2]

Canada assumptions: using anticipated 2020 Canada production profile, Edmonton Light price differential estimate of C$5.40/bbl, Edmonton Light to Harmattan discount of C$2.50/bbl, operating costs estimated at ~C$11.40/boe, NGL mixture price at 45% of Edmonton Light, and takes into consideration Canadian tax pools.

2020 Capital Budget

The Company’s revised 2020 budgeted capital program is $7.1 million (before capitalized G&A) and includes $5.0 million for Egypt and $2.1 million for Canada. This reduced plan includes two wells (one in Egypt and one in Canada) that were spudded prior to the recent oil price disruption and capital related to HSE, select recompletions and workovers as well as certain land retention commitments.

Egypt

The $5.0 million Egypt program is 100% allocated to development. The primary focus of the 2020 Egypt budget is the drilling of the HW-2A development well at West Bakr, targeting the Yusr sands. This well spudded prior to the price disruption. Other expenditures include required HSE equipment, contractual training bonuses and select recompletion and well optimization projects that have robust economics even in low price environments.

Canada

The $2.1 million Canada program consists of one horizontal (multi-stage stimulated) well targeting the Cardium light oil resource in South Harmattan (the 100/13-16-029-03W5/0 well). This well also spudded prior to the price disruption. The well will be drilled but will not be completed in order to preserve the economic value of the flush production that comes from the initial phase of production for this type of well.

The revised 2020 capital program is summarized in the following table:

	TransGlobe 2020 Capital ($MM)				Gross Well Count
	Development		Exploration		Drilling
Concession	Wells	Other[1]	Wells	Total[2]	Development	Exploration	Total
West Gharib	-	-	-	-	-	-	-
West Bakr	1.2	3.8	-	5.0	1	-	1
NW Gharib	-	-	-	-	-	-	-
South Ghazalat	-	-	-	-	-	-	-
Egypt	1.2	3.8	-	5.0	1	-	1
Canada	1.7	0.4	-	2.1	1	-	1
2020 Total	2.9	4.2	-	7.1	2	-	2
Splits (%)	100%		0%	100%	100%	0%	100%
[1]	Other includes completions, workovers, recompletions and equipping.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

SELECTED ANNUAL INFORMATION

($000s, except per share amounts, price and volumes)	2019	% Change	2018	% Change	2017
Operations
Average production volumes
Crude oil (bbls/d)	14,527	14	12,708	(5)	13,411
NGLs (bbls/d)	582	(25)	780	(21)	988
Natural gas (mcf/d)	5,594	(2)	5,707	(14)	6,644
Total (boe/d)	16,041	11	14,439	(7)	15,506
Average sales volumes
Crude oil (bbls/d)	13,441	1	13,282	(10)	14,754
NGLs (bbls/d)	582	(25)	780	(21)	988
Natural gas (mcf/d)	5,594	(2)	5,707	(14)	6,644
Total (boe/d)	14,954	-	15,013	(11)	16,849
Average realized sales prices
Crude oil ($/bbl)	55.31	(7)	59.57	33	44.71
NGLs ($/bbl)	22.93	(16)	27.17	27	21.31
Natural gas ($/mcf)	1.32	5	1.26	(26)	1.70
Total oil equivalent ($/boe)	51.10	(6)	54.59	33	41.07
Inventory (mbbls)	964.5	70	568.1	(27)	776.8
Petroleum and natural gas sales	278,929	(7)	299,144	18	252,591
Petroleum and natural gas sales, net of royalties	140,096	(21)	176,227	19	148,464
Cash flow generated by operating activities	44,836	(35)	69,192	16	59,450
Funds flow from operations[1]	46,871	(26)	63,282	14	55,592
Funds flow from operations per share:
Basic	0.65		0.87		0.77
Diluted	0.65		0.86		0.77
Net earnings (loss)	(3,995)	(125)	15,677	120	(78,736)
Net earnings (loss) per share:
Basic	(0.06)		0.22		(1.09)
Diluted	(0.06)		0.22		(1.09)
Capital expenditures	36,932	(9)	40,706	7	38,159
Dividends declared	5,078	101	2,527	100	-
Dividends declared per share	0.07	100	0.035	100	-
Total assets	308,325	(3)	318,296	(3)	327,702
Cash and cash equivalents	33,251	(36)	51,705	9	47,449
Working capital	32,194	(37)	50,987	1	50,639
Total long-term debt, including current portion	37,041	(29)	52,355	(25)	69,999
Net debt-to-funds flow from operations ratio[2]	0.10		0.02		0.35
Reserves
Total proved (mmboe)[3]	25.4	(6)	26.9	(2)	27.5
Total proved plus probable (mmboe)[3]	45.3	3	44.1	(4)	45.9
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]

Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion) net of working capital, over funds flow from operations for the trailing 12 months, and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[3]

As determined by the Company's 2019, 2018 & 2017 independent reserves evaluator, GLJ Petroleum Consultants Ltd. (“GLJ”), in their reports dated February 4, 2020, January 22, 2019 and January 9, 2018 with effective dates of December 31, 2019, December 31, 2018 and December 31, 2017. The reports of GLJ have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time and National Instrument 51-101.

In 2019 compared with 2018, TransGlobe:

•

Reported an 11% increase in production volumes compared to 2018. In Egypt, the increase was primarily due to new wells and successful well optimization projects in West Bakr, offset by natural declines. In Canada, production was higher primarily due to new production from both the 2018 and 2019 drilling program, partially offset by natural declines;

•	Ended 2019 with the inventoried crude oil of 964.5 mbbls, an increase of 396.4 mbbls over inventoried crude oil levels at December 31, 2018;
•

Reported positive funds flow from operations of $46.9 million (2018 - $63.3 million). The decrease in funds flow from operations from 2018 is primarily due to excess cost oil in West Bakr and lower commodity prices;

•	Ended the year with positive working capital of $32.2 million, including $33.3 million in cash and cash equivalents as at December 31, 2019;
•	Petroleum and natural gas sales decreased by 7% mainly due to a 6% decrease in average realized sales prices;
•

Reported a net loss of $4.0 million (2018 - net earnings of $15.7 million). The 2019 net loss was inclusive of a $7.9 million non-cash impairment loss on the Company's exploration and evaluation assets, primarily attributable to the South Alamein concession, and a $1.6 million unrealized derivative loss on commodity contracts. Before impairment and the unrealized loss on derivative commodity contracts, the Company had net earnings of $5.5 million;

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

•	Spent $36.9 million on capital expenditures, funded entirely from cash flow from operations and cash on hand;
•

Paid a dividend of $0.035 per share ($2.5 million) on April 18, 2019 to shareholders of record on March 29, 2019, and $0.035 per share ($2.5 million) on September 13, 2019 to shareholders of record on August 30, 2019; and

•	Repaid $16.5 million of long-term debt with cash on hand.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2019				2018
($000s, except per share amounts, price and volumes)	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Operations
Average production volumes
Crude oil (bbls/d)	13,739	14,416	15,451	14,510	13,463	12,506	12,409	12,452
NGLs (bbls/d)	735	585	533	470	829	876	521	894
Natural gas (mcf/d)	5,331	5,652	5,733	5,663	5,865	5,695	5,094	6,176
Total (boe/d)	15,362	15,943	16,940	15,924	15,270	14,331	13,779	14,375
Average sales volumes
Crude oil (bbls/d)	13,065	12,595	14,484	13,633	12,676	12,665	17,931	9,830
NGLs (bbls/d)	735	585	533	470	829	876	521	894
Natural gas (mcf/d)	5,331	5,652	5,733	5,663	5,865	5,695	5,094	6,176
Total (boe/d)	14,688	14,122	15,973	15,047	14,483	14,490	19,301	11,753
Average realized sales prices
Crude oil ($/bbl)	51.61	54.33	60.29	54.51	60.12	61.79	59.39	56.26
NGLs ($/bbl)	18.81	19.75	24.55	31.80	24.39	22.64	38.39	27.72
Natural gas ($/mcf)	1.81	0.70	0.89	1.94	1.22	1.01	1.08	1.70
Total oil equivalent ($/boe)	47.51	49.56	55.81	51.11	54.51	55.77	56.49	50.06
Inventory (mbbls)	964.5	902.6	735.0	647.0	568.1	495.6	510.3	1,012.7
Petroleum and natural gas sales	64,201	64,388	81,123	69,217	72,628	74,345	99,220	52,951
Petroleum and natural gas sales, net of royalties	28,473	31,200	43,071	37,352	40,605	42,453	68,454	24,715
Cash flow generated by (used in) operating activities	23,740	12,042	22,125	(13,071)	9,822	47,639	18,886	(7,155)
Funds flow from operations[1]	3,171	9,429	19,116	15,155	8,842	17,018	33,499	3,923
Funds flow from operations per share
Basic	0.04	0.13	0.26	0.21	0.12	0.24	0.46	0.05
Diluted	0.04	0.13	0.26	0.21	0.12	0.23	0.46	0.05
Net (loss) earnings	(8,202)	2,967	10,046	(8,806)	30,719	(12,283)	7,361	(10,120)
Net (loss) earnings per share
Basic	(0.11)	0.04	0.14	(0.12)	0.43	(0.17)	0.10	(0.14)
Diluted	(0.11)	0.04	0.14	(0.12)	0.43	(0.17)	0.10	(0.14)
Capital expenditures	10,996	9,292	8,097	8,547	17,433	12,783	5,855	4,635
Dividends declared	-	2,539	-	2,539	-	2,527	-	-
Dividends declared per share	-	0.035	-	0.035	-	0.035	-	-
Total assets	308,325	312,654	315,999	308,113	318,296	314,203	329,542	312,691
Cash and cash equivalents	33,251	24,444	34,125	24,735	51,705	62,663	38,088	31,084
Working capital	32,194	47,150	54,078	43,600	50,987	52,351	60,464	45,252
Total long-term debt, including current portion	37,041	41,726	48,109	47,687	52,355	52,532	62,173	67,167
Net debt-to-funds flow from operations ratio[2]	0.10	(0.10)	(0.10)	0.05	0.02	0.00	0.02	0.36
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]

Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion) net of working capital over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

During the fourth quarter of 2019, TransGlobe:

•	Reported a 1% increase in production volumes compared to Q4-2018 primarily due to flush production in Canada from both the 2018 and 2019 drilling program, partially offset by natural declines;
•	Sold one cargo of TransGlobe's entitlement crude oil of 451.4 mbbls during the quarter and ended the year with crude oil inventory of 964.5 mbbls;
•	Reported positive funds flow from operations of $3.2 million, inclusive of an $0.2 million realized derivative loss on commodity contracts;
•	Petroleum and natural gas sales decreased by 12% compared to Q4-2018 primarily due to a 13% decrease in realized prices;
•	Reported a net loss of $8.2 million, inclusive of a $1.2 million unrealized derivative loss on commodity contracts; and
•	Spent $11.0 million on capital expenditures, funded entirely from cash flows from operations and cash on hand.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

Average reference prices	2019	2018
Crude oil
Dated Brent average oil price ($/bbl)	64.36	71.06
Edmonton Sweet index ($/bbl)	52.11	53.65
Natural gas
AECO ($/mmbtu)	1.29	1.18
U.S./Canadian Dollar average exchange rate	1.33	1.29

In 2019, the average price of Dated Brent oil was 9% lower than in 2018. Egypt production is priced based on Dated Brent, less a quality differential and is shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost oil or cost recovery barrels) which are assigned 100% to the Company. The PSCs provide for cost recovery per quarter up to a maximum percentage of total production. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost oil ranges from 25% to 30% in Egypt. The balance of the production after maximum cost recovery is shared with the government (profit oil). Depending on the contract, the Egyptian government receives 70% to 86% of the profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of profit oil increases when production exceeds pre-set production levels in the respective contracts. During times of high oil prices, the Company receives less cost oil and may receive more production-sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and decrease in times of declining oil prices. If oil prices are sufficiently low and the Gharib Blend/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSCs and any eligible extension periods.

EGPC owns the storage and export facilities where the Company's production is delivered and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings occur, the Company incurs a 30-day collection cycle on liftings as a result of direct marketing to third-party international buyers. Depending on the Company's assessment of the credit of crude oil cargo buyers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings.

TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with the established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

In 2019, the average price of Edmonton Sweet Index oil (expressed in US$) was 3% lower than in 2018. In 2019, the average price of AECO natural gas increased by 9% compared to 2018.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties

Production Volumes

	2019	2018
Egypt crude oil (bbls/d)	13,713	12,150
Canada crude oil (bbls/d)	814	558
Canada NGLs (bbls/d)	582	780
Canada natural gas (mcf/d)	5,594	5,707
Total Company (boe/d)	16,041	14,439

Sales Volumes (excludes volumes held as inventory)

	2019	2018
Egypt crude oil (bbls/d)	12,627	12,724
Canada crude oil (bbls/d)	814	558
Canada NGLs (bbls/d)	582	780
Canada natural gas (mcf/d)	5,594	5,707
Total Company (boe/d)	14,954	15,013

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Netback

Consolidated netback

	2019		2018
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales	278,929	51.10	299,144	54.59
Royalties[2]	138,833	25.44	122,917	22.43
Current taxes[2]	26,098	4.78	26,340	4.81
Production and operating expenses	50,626	9.28	53,298	9.73
Selling costs	1,287	0.24	2,103	0.38
Netback[1]	62,085	11.36	94,486	17.24
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the year ended December 31, 2019 and December 31, 2018 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at December 31, 2019 and December 31, 2018).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per boe are due to timing differences between the production and sale of the Company's entitlement crude oil.

Egypt

	2019		2018
($000s, except per bbl amounts)	$	$/bbl	$	$/bbl
Oil sales	256,193	55.59	278,111	59.88
Royalties[2]	136,616	29.64	120,271	25.90
Current taxes[2]	26,098	5.66	26,340	5.67
Production and operating expenses	43,252	9.38	45,562	9.81
Selling costs	1,287	0.28	2,103	0.45
Netback[1]	48,940	10.63	83,835	18.05
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the year ended December 31, 2019 and December 31, 2018 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at December 31, 2019 and December 31, 2018).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Netback per barrel in Egypt decreased by 42% in 2019 compared to 2018. The decrease was due to a 7% lower realized oil price, 14% higher royalty expense, offset by a 4% decrease in production and operating expenses and a 38% decrease in selling costs. The decrease was also due to higher production volumes (13%) without a corresponding increase in sales volumes. Royalties and taxes are settled on a production basis, therefore netback is reduced in periods where production increases and when production is higher than sales.

Royalties and taxes as a percentage of revenue were 64% in 2019 (2018 - 53%). Royalties and taxes are settled on a production basis, therefore, the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If sales volumes had been equal to production volumes during the year, royalties and taxes as a percentage of revenue would have been 58% (2018 - 55%). In periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms of the PSCs. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms set out in the PSCs. The relative increase, from 55% in 2018 to 58% in 2019, was due to excess cost oil in the West Bakr concession during the fourth quarter of 2019. Excess cost oil occurs when the current costs and historic cost amortization, permissible within the PSC, are less than the proportion of cost oil value. In the case of West Bakr, 100% of excess cost oil belongs to EGPC, which effectively increases the royalty burden.

In Egypt, the average selling price for the year ended December 31, 2019 was $55.59/bbl (2018 - $59.88/bbl), which was $8.77/bbl lower (2018 - $11.18/bbl lower) than the average Dated Brent oil price of $64.36/bbl for 2019 (2018 - $71.06/bbl). The difference between the average selling price and Dated Brent is due to a gravity/quality adjustment and is also impacted by the specific timing of direct sales.

In Egypt, production and operating expenses fluctuate periodically due to changes in inventory volumes as a portion of costs are capitalized and expensed when sold. Production and operating expenses decreased by 5% ($2.3 million) in 2019 compared with 2018. The decrease was primarily related to the lower workover costs ($1.5 million) and the impact of the adoption of IFRS 16 ($1.5 million). This was partially offset by higher service and fuel costs due to higher production and diesel prices.

Canada

	2019		2018
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	15,159	51.02	10,666	52.37
Natural gas sales	2,705	7.95	2,632	7.58
NGL sales	4,872	22.93	7,735	27.17
Total sales	22,736	26.75	21,033	25.17
Royalties	2,217	2.61	2,646	3.17
Production and operating expenses	7,374	8.68	7,736	9.26
Netback	13,145	15.46	10,651	12.74

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Netbacks per boe in Canada increased by 21% in 2019 compared with 2018. The increase is mainly due to a 6% higher realized sales price, an 18% decrease in royalties and a decrease of 6% in production and operating expenses.

In 2019, the Company's Canadian operations incurred $0.4 million lower royalty costs than in 2018. The reduction in royalties is primarily due to lower royalties on oil wells drilled during the 2018 and 2019 capital programs as a result of royalty holidays on the new drills. A further reduction in royalties was caused by Gas Cost Allowance (“GCA”) rebates received in 2019. Royalties amounted to 10% of petroleum and natural gas sales revenue during 2019 compared to 13% during the prior year. TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with an established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

The year over year decrease in production and operating expenses for 2019 was primarily due to a facilities maintenance program which was completed in 2018, and generally occurs every 5 years. Additionally, certain costs historically recorded as operating expenses were recorded as depletion, depreciation and amortization in 2019 due to the adoption of IFRS 16.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	2019		2018
($000s, except per boe amounts)	$	$/boe	$	$/boe
G&A (gross)	15,784	2.89	16,312	2.98
Stock-based compensation	2,237	0.41	3,536	0.65
Capitalized G&A and overhead recoveries	(1,410)	(0.26)	(1,160)	(0.21)
G&A (net)	16,611	3.04	18,688	3.42

G&A (gross) decreased by 3% in 2019 compared with 2018. The decrease is primarily due to non-recurring costs in 2018 related to the AIM listing.

Stock-based compensation expense decreased by 37% in 2019 compared to 2018. This decrease is primarily due to a decrease in the Company's average share price in 2019 and the associated revaluation of the Company’s potential obligations.

Capitalized G&A increased by 22% from the prior year due to increased activity relating to capital projects in Egypt.

FINANCE COSTS

	Years ended December 31
($000s)	2019	2018
Interest on long-term debt	3,211	4,275
Interest on borrowing base facility	427	440
Amortization of deferred financing costs	368	360
Interest on lease obligations	250	-
Finance Costs	4,256	5,075
Interest paid	(3,664)	(4,767)

Finance costs decreased to $4.3 million in 2019 from $5.1 million in 2018. This decrease is due to a lower balance of long-term debt, partially offset by an increase in LIBOR and the ATB Prime rate and additional interest expense from the adoption of IFRS 16.

As at December 31, 2019, the Company had a prepayment agreement with Mercuria Energy Trading S.A. ("Mercuria") that allows for a revolving balance of up to $75.0 million, of which $30.0 million is outstanding. During 2019, the Company made repayments of $15.0 million on this loan.

As at December 31, 2019, the Company had a revolving Canadian reserves-based lending facility with ATB Financial ("ATB") totaling C$25.0 million ($19.2 million), of which C$9.8 million ($7.5 million) was outstanding. During 2019, the Company made repayments of C$2.0 million ($1.5 million) on this loan. Additionally, in 2019 the borrowing base of the ATB facility was decreased from C$30 million ($23.1 million) to C$25 million ($19.2 million) as a result of ATB’s annual assessment of the Company’s reserves base.

The prepayment agreement and reserves-based lending facility are subject to certain covenants, the details of which are outlined in Note 17 to the Company's Consolidated Financial Statements. The Company was in compliance with its covenants as at December 31, 2019. Refer to the related description of TransGlobe's debt included in the December 31, 2019 Consolidated Financial Statements.

DEPLETION, DEPRECIATION AND AMORTIZATION (“DD&A”)

	2019		2018
($000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt[1]	26,345	5.72	26,271	5.66
Canada	7,790	9.17	7,711	9.23
Corporate	813	-	309	-
Total	34,948	6.40	34,291	6.26
[1]

Egypt DD&A per barrel is calculated on a sales basis for the years ended December 31, 2019 and December 31, 2018 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at December 31, 2019 and December 31, 2018).

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

In Egypt, gross DD&A fluctuates periodically due to changes in inventory volumes as a portion of DD&A is capitalized and expensed when sold. During 2019 DD&A remained flat compared to 2018. This was due to a build in inventory ($2.1 million), and was offset by increased production ($1.0 million) and additional depreciation from the adoption of IFRS 16 ($1.1 million).

In Canada, gross DD&A increased by 1% ($0.1 million) during 2019 due to a slight increase in production in 2019.

IMPAIRMENT LOSS

E&E assets are tested for impairment if facts and circumstances suggest that the carrying amount of E&E assets may exceed their recoverable amount and when they are reclassified to petroleum and natural gas assets.

For the year ended December 31, 2019, the Company recorded a non-cash impairment loss of $7.9 million on its exploration and evaluation assets, which included an $8.3 million impairment loss on the South Alamein concession and $0.4 million of impairment recovery on the North West Sitra concession.

The Company was unsuccessful in its attempts to secure military approval to access its desired drilling location in South Alamein. Based on the 2017 well results in the Boraq area, the limited commerciality of the original Boraq 2 discovery (2009) and continued access restrictions in the eastern area of the concession, the Company fully impaired the remaining carrying value of South Alamein of $8.3 million and relinquished the concession in 2019.

In 2018 the Company recorded an impairment loss of $14.5 million on its exploration and evaluation assets which was fully related to the North West Sitra concession. During the third quarter of 2019, the Company received a final settlement report from EGPC regarding the relinquished North West Sitra concession. The final settlement report resulted in a reduction of the original impairment loss recognized by $0.4 million.

CAPITAL EXPENDITURES

($000s)	2019	2018
Egypt	27,239	28,673
Canada	9,525	11,965
Corporate	168	68
Total	36,932	40,706

Capital expenditures in 2019 were $36.9 million (2018 - $40.7 million).

In Egypt, the Company incurred $27.2 million in capital expenditures during 2019 associated with drilling eight wells, performing twelve completions and workovers, and facility construction and expansion.

In Canada, the Company incurred $9.5 million in capital expenditures during 2019 associated with drilling four horizontal Cardium oil wells in the Harmattan area and stimulating, equipping and tying in these four wells along with six Cardium oil wells that were drilled in 2018.

OUTSTANDING SHARE DATA

As at December 31, 2019, the Company had 72,542,071 common shares issued and outstanding and 4,480,935 stock options issued and outstanding, of which 2,585,572 were exercisable in accordance with their terms into an equal number of common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets, to repay current liabilities and debt and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter, depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity. TransGlobe's management will continue to steward capital and focus on cost reductions in order to maintain balance sheet strength through the current volatile oil price environment.

Funding for the Company’s capital expenditures is provided by cash flows from operations and cash on hand. The Company expects to fund its 2020 exploration and development program through the use of working capital and cash flow from operations. The Company also expects to pay down debt, return money to shareholders, and explore business development opportunities with its working capital. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at December 31, 2019, the Company had a working capital surplus of $32.2 million (December 31, 2018 - $51.0 million). The decrease in working capital is primarily the result of a decrease in cash from repayments on long-term debt, dividend payments, lower income in 2019 principally due to lower commodity prices, and funding of the 2019 capital program.

As at December 31, 2019, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of one month or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Over the past 10 years, the Company experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013, returned to historical delays of up to six months in 2017, and has since fluctuated within an acceptable range. As at December 31, 2019, amounts owing from EGPC were $5.7 million. The Company considers there to be minimal credit risk associated with amounts receivable from EGPC.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

In Egypt, the Company completed a fourth crude oil sale in Q4-2019 for total proceeds of $22.6 million, which were collected in December 2019. The Company incurs a 30-day collection cycle on sales to third-party international buyers. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting, which has significantly reduced the Company's credit risk profile. As at December 31, 2019, the Company held 964.5 mbbls of entitlement oil as inventory.

As at December 31, 2019, the Company had $94.2 million of revolving credit facilities with $37.5 million drawn and $56.7 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $30.0 million was drawn and outstanding. During 2019, the Company repaid $15.0 million of this prepayment agreement. The Company also has a revolving Canadian reserves-based lending facility with ATB totaling C$25.0 million ($19.2 million), of which C$9.8 million ($7.5 million) was drawn and outstanding. During 2019, the Company had drawings of C$0.6 million ($0.5 million) and repayments of C$2.0 million ($1.5 million) on this facility.

The Company paid a dividend of $0.035 per share ($2.5 million) on April 18, 2019 to shareholders of record on March 29, 2019, and $0.035 per share ($2.5 million) on September 13, 2019 to shareholders of record on August 30, 2019.

To date, the Company has experienced no difficulties with transferring funds abroad (see "Risks and Uncertainties").

PRODUCT INVENTORY

Product inventory consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis. All oil produced is delivered to EGPC facilities. EGPC owns the storage and export facilities from where the Company's product inventory is sold. The Company requires EGPC cooperation to schedule liftings and works with EGPC on a continuous basis to schedule cargoes. Crude oil inventory levels fluctuate from quarter to quarter depending on EGPC approvals, as well as the timing and size of cargoes in Egypt. As at December 31, 2019, the Company had 964.5 mbbls of entitlement crude oil stored as inventory, which represents approximately five and a half months of entitlement oil production. Since the Company began directly marketing its oil on January 1, 2015, crude oil inventory levels have both increased and decreased from year to year. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows.

(mbbls)	Year ended December 31, 2019	Year ended December 31, 2018
Product inventory, beginning of year	568.1	776.8
TransGlobe entitlement production	2,170.0	1,963.8
Crude oil sales	(1,773.6)	(2,172.5)
Product inventory, end of year	964.5	568.1

Inventory reconciliation

The following table summarizes the operating expenses and depletion capitalization in unsold entitlement crude oil inventory.

	Year ended December 31, 2019	Year ended December 31, 2018
Production and operating expenses ($/bbl)	12.82	9.98
Depletion ($/bbl)	5.34	5.32
Unit cost of inventory ($/bbl)	18.16	15.30
Product inventory, end of year (mbbls)	964.5	568.1
Product inventory, end of year ($000s)	17,516	8,692

COMMITMENTS AND CONTINGENCIES

As part of its principal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	32,156	32,156	-	-	-
Long-term debt[3]	Yes-Liability	37,539	-	37,539	-	-
Other long-term liabilities	Yes-Liability	614	-	614	-	-
Derivative commodity contracts	Yes-Liability	217	217	-	-	-
Total		70,526	32,373	38,153	-	-
[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2]	Payments denominated in foreign currencies have been translated at December 31, 2019 exchange rates.
[3]	Excludes deferred financing costs of $0.5 million.

Pursuant to the PSC for North West Sitra in Egypt, the Company had a minimum financial commitment of $10.0 million and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three-and-a-half-year exploration period, which commenced on January 8, 2015. The Company requested and received a six-month extension of the initial exploration period to January 7, 2019. The Company met its financial and operating commitments and based on well results did not elect to enter the second exploration phase. The concession was relinquished in 2019.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20-year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2019.

ASSET RETIREMENT OBLIGATION

As at December 31, 2019, TransGlobe had an asset retirement obligation ("ARO") of $13.6 million (December 31, 2018 - $12.1 million) for the future abandonment and reclamation costs of the Canadian assets. The estimated ARO liability includes assumptions of actual costs to abandon and/or reclaim wells and facilities, the time frame in which such costs will be incurred, as well as inflation factors in order to calculate the undiscounted total future liability. TransGlobe calculated the present value of the obligations using discount rates between 1.68% and 1.76% (December 31, 2018 - 1.86% and 2.18%) to reflect the market assessment of the time value of money as well as risks specific to liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2% per annum (December 31, 2018 - 2%).

In Egypt, under model concession agreements and the Fuel Material Law, liabilities in respect of decommissioning movable and immovable assets (other than wells) passes to the Egyptian Government through the transfer of ownership from the contractor to the government under the cost recovery process. While the current risk to the Company of becoming liable for decommissioning liabilities in Egypt is low, future changes to legislation could result in decommissioning liabilities in Egypt. Any increase in Egyptian decommissioning liabilities could adversely affect the Company's financial condition.

In relation to petroleum wells, the contractor is responsible for decommissioning non-producing wells under a decommissioning plan approved by EGPC. If EGPC agrees that a producing well is not economic, then the contractor will be responsible for decommissioning the well under an EGPC approved decommissioning plan. EGPC, at its own discretion, may not require a well to be decommissioned if it wants to preserve the ability to use the well for other purposes. As EGPC has discretion on decommissioning wells, there is a risk that the Company could incur well decommissioning costs. In accordance with the respective concession agreements, expenses approved by EGPC are recoverable through the cost recovery mechanism.

As at December 31, 2019 there is no ARO associated with the Egypt PSCs.

DERIVATIVE COMMODITY CONTRACTS

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement, discussed further in the “Liquidity and Capital Resources” section of this MD&A, TransGlobe also entered into a marketing contract with Mercuria to market nine million barrels of TransGlobe's Egypt entitlement crude oil production. The pricing of the crude oil sales is based on market prices at the time of sale.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at December 31, 2019, the fair values of which have been presented on the Consolidated Balance Sheet:

Financial Brent crude oil contracts

Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Jul 2020 - Dec 2020	3-Way Collar	300,000	50,000	54.00	70.00	45.00
Jan 2020 - Jun 2020	3-Way Collar	300,000	50,000	54.00	70.00	46.50
Jan 2020 - Jun 2020	3-Way Collar	150,000	25,000	55.00	72.70	45.00

Subsequent to year-end, the Company entered into the following derivative commodity contract position:

		Remaining	Monthly	Bought Put	Sold Call
Period Hedged	Contract	Volume (bbl)	Volume (bbl)	US$/bbl	US$/bbl
March 2020	Collar	195,000	195,000	50.00	51.45

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

RISKS AND UNCERTAINTIES

TransGlobe’s results are affected by a variety of business risks and uncertainties in the international petroleum industry. Many of these risks are not within the control of management, however, the Company has adopted several strategies to reduce and minimize the effects of these risks:

Financial risk

Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on TransGlobe.

The Company actively manages its cash position and maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future cash flow from operations, working capital and availability under existing credit facilities will be adequate to support these financial liabilities and its capital programs.

The political changes that have created financial instability in Egypt since 2011 could present challenges to the Company if the issues re-emerge in future years. Future instability could reduce the Company’s ability to access debt, capital and banking markets. To mitigate potential financial risk factors, the Company maintains a strong liquidity position. Management regularly evaluates operational and financial risk strategies and continues to monitor the 2020 capital budget and the Company’s long-term plans. In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company anticipates that direct sales will continue to reduce financial risk in future periods.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and the associated impact on the future performance of the business. The market price movements that the Company is exposed to include commodity prices, foreign currency exchange rates and interest rates, all of which could have a positive or negative impact on TransGlobe.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its production of oil, natural gas and NGLs.

Any movement in commodity prices would have an effect on the Company’s financial condition which could result in the delay or cancellation of drilling, development or construction programs, all of which could have a material adverse impact on the Company. The Company uses financial derivative contracts from time to time, as deemed necessary, to manage fluctuations in commodity prices in the normal course of operations. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, long-term debt, lease obligations and accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes that 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would increase the net loss for the year ended December 31, 2019 by approximately $1.3 million and conversely, a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease net loss by $1.4 million for the same period.

The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance for 2019 was $2.3 million (2018 - $2.0 million) in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would increase net loss for the year ended December 31, 2019 by approximately $0.2 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease net loss by $0.2 million for the same period. The Company does not currently utilize derivative instruments to manage foreign currency exchange risk.

The Company maintains nominal balances of British Pounds sterling to pay in-country costs incurred in operating its London office. Foreign exchange risk on these funds is not considered material.

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest debt. No derivative contracts were entered into during 2019 to mitigate interest rate risk. When assessing interest rate risk applicable to the Company’s variable interest debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would increase the Company’s net loss, for the year ended December 31, 2019, by $0.5 million and conversely, the effect of interest rates decreasing by 1% would decrease the Company’s net loss, for the year ended December 31, 2019, by $0.5 million.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and gas operations. The Company is currently, and may in the future, be exposed to third-party credit risk through its contractual arrangements with its current or future joint interest partners, marketers of its petroleum production and other parties, including the government of Egypt. Significant changes in the oil and gas industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company’s ability to realize the full value of its accounts receivable. The Company has historically had significant receivables outstanding from the Government of Egypt. In the past, the timing of payments on these receivables from the Government of Egypt were longer than the industry standard. Despite these factors, the Company expects to collect these receivables in full, though there can be no assurance that this will occur. In the event the Government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operating activities and its ability to conduct its ongoing capital expenditure program. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

TransGlobe entered into a joint marketing arrangement with EGPC in December 2014. In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. Buyers may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. The Company anticipates that direct sales will continue to reduce credit risk in future periods.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains its credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future cash flows from operations, working capital and availability under existing credit facilities will be adequate to support these financial liabilities and its capital programs. All of the payments received from the lifting and sale of the Company's entitlement crude oil are deposited directly to its accounts held in London, England.

Crude oil inventory levels fluctuate from quarter to quarter depending on the timing and size of tanker liftings in Egypt. Since the Company began directly marketing its oil on January 1, 2015, both increases and decreases in crude oil inventory levels have been experienced from quarter to quarter. During 2018 crude inventory levels decreased as sales exceeded production. Throughout 2019 there was a steady increase in crude oil inventory levels, as production outpaced sales. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows.

To date, the Company has experienced no difficulties with transferring funds abroad.

Operational risk

The Company’s future success largely depends on its ability to exploit its current reserves base and to find, develop or acquire additional oil reserves that are economically recoverable. Failure to acquire, discover or develop these additional reserves will have an impact on cash flows of the Company. To mitigate these operational risks, as part of its capital approval process, the Company applies rigorous geological, geophysical and engineering analysis to each prospect. The Company utilizes its in-house expertise for all international and domestic ventures or employs and contracts professionals to handle each aspect of the Company’s business. The Company retains independent reserves evaluators to determine year-end Company reserves and estimated future net revenues.

The Company also mitigates operational risks by maintaining a comprehensive insurance program according to customary industry practice, but cannot fully insure against all risks.

Safety, environmental, social and regulatory risk

To mitigate safety, environmental and social risks, TransGlobe conducts its operations in accordance with the Company's Health, Safety, Environmental, and Social Responsibility Policy to ensure compliance with government regulations and guidelines. Monitoring and reporting programs for environmental health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Security risks are managed through security procedures designed to protect TransGlobe's personnel and assets. The Company has a Whistleblower Protection Policy which protects employees if they raise any concerns regarding TransGlobe's operations, accounting or internal control matters.

Regulatory and legal risks are identified and monitored by TransGlobe's corporate team and external legal professionals to ensure that the Company continues to comply with laws and regulations.

Political risk

TransGlobe operates in countries with political, economic and social systems, which subject the Company to a number of risks that are not within the control of the Company. These risks may include, among others, currency restrictions and exchange rate fluctuations, loss of revenue and property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks, increases in taxes and governmental royalties, changes in laws and policies governing operations of companies, economic and legal sanctions and other uncertainties arising from foreign and domestic governments.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Egypt has been experiencing significant political changes over the past nine years and while this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. The current government has added stability in the Egyptian political landscape; however, the possibility of future political changes exists. Future political changes could have a material adverse impact on the Company's operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires that management make appropriate decisions with respect to the selection of accounting policies and in formulating estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company. The information will also aid in assessing the likelihood of materially different results being reported depending on management's assumptions and changes in prevailing conditions which affect the application of these policies and practices. Significant accounting policies are disclosed in Note 3 of the Consolidated Financial Statements, and critical judgements and accounting estimates are disclosed in Note 4.

Oil and gas reserves

TransGlobe's proved and probable oil and gas reserves are evaluated and reported on by independent reserves evaluators to the Reserves, Health, Safety, Environment and Social Responsibility Committee comprised of a majority of independent directors. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserves estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts.

Production sharing concessions

International operations conducted pursuant to PSCs are reflected in the Consolidated Financial Statements based on the Company's working interest in such operations. Under the PSCs, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSC establishes specific terms for the Company to recover these costs and to share in the production sharing oil. Cost recovery oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each quarter. Production sharing oil is that portion of production remaining after cost recovery oil and is shared between the joint interest partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company's share and is recorded net of royalty payments to government and other mineral interest owners. For the Company's international operations; all government interests, except for income taxes, are considered royalty payments. The Company's revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2019, an evaluation was carried out, under the supervision and with the participation of the Company's management including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company's disclosure controls and procedures as defined in Rule 13a-15 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that all information required to be disclosed by the Company in its annual filings is recorded, processed, summarized and reported within the specified time periods.

Disclosure controls and procedures are defined as controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the Exchange Act. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Management has assessed the effectiveness of the Company's internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission framework on Internal Control - Integrated Framework (2013). Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2019. No changes were made to the Company's internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

MANAGEMENT’S REPORT

Management’s Responsibility for Financial Statements

The Consolidated Financial Statements of TransGlobe Energy Corporation were prepared by management within acceptable limits of materiality and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the Consolidated Financial Statements.

The Consolidated Financial Statements have been prepared by management in accordance with the accounting policies as described in the notes to the Consolidated Financial Statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgments made by management.

To ensure the integrity of the Consolidated Financial Statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization and include a written Code of Conduct that applies to all employees, including the Chief Executive Officer and Chief Financial Officer.

Deloitte LLP, an independent registered public accounting firm appointed by the shareholders, has conducted an examination of the corporate and accounting records in order to express their opinion on the Consolidated Financial Statements. The Audit Committee, consisting of three independent directors, has met with representatives of Deloitte LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the Consolidated Financial Statements. The Board of Directors has approved the Consolidated Financial Statements.

Management’s Report on Internal Controls over Financial Reporting

Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records are properly maintained to facilitate the preparation of Consolidated Financial Statements for reporting purposes. Management’s evaluation concluded that the internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of TransGlobe’s internal controls over financial reporting as of December 31, 2019 has been audited by Deloitte LLP, the Company’s Independent Registered Public Accounting Firm, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2019.

Signed by:

“Randy C. Neely”	“Edward D. Ok”

Randy C. Neely	Edward D. Ok
President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer

March 12, 2020

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of TransGlobe Energy Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TransGlobe Energy Corporation and subsidiaries (the "Company") as at December 31, 2019 and 2018, the related consolidated statements of earnings (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2019, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2020, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion..

/s/ Deloitte LLP

Chartered Professional Accountants

Calgary, Canada

March 12, 2020

We have served as the Company's auditor since 1999.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of TransGlobe Energy Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TransGlobe Energy Corporation and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated March 12, 2020, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants Calgary, Canada

March 12, 2020

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss)

(Expressed in thousands of U.S. Dollars, except per share amounts)

		Years Ended December 31
	Notes	2019	2018

REVENUE
Petroleum and natural gas sales, net of royalties	25	140,096	176,227
Finance revenue	6	471	570
		140,567	176,797

EXPENSES
Production and operating	10,25	50,626	53,298
Selling costs	7	1,287	2,103
General and administrative		16,611	18,688
Foreign exchange gain		(147)	(289)
Finance costs	6	4,256	5,075
Depletion, depreciation and amortization	13	34,948	34,291
Asset retirement obligation accretion	14	215	270
Loss on financial instruments	5	2,845	7,051
Impairment loss	12	7,937	14,500
Gain on disposition of assets		(114)	(207)
		118,464	134,780

Earnings before income taxes		22,103	42,017

Income tax expense - current	11	26,098	26,340
NET (LOSS) EARNINGS		(3,995)	15,677

OTHER COMPREHENSIVE (LOSS) INCOME
Currency translation adjustments		2,073	(3,732)
COMPREHENSIVE (LOSS) INCOME		(1,922)	11,945

Net (loss) earnings per share	21
Basic		(0.06)	0.22
Diluted		(0.06)	0.22

See accompanying notes to the Consolidated Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Consolidated Balance Sheets

(Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	December 31, 2019	December 31, 2018

ASSETS
Current
Cash and cash equivalents	8	33,251	51,705
Accounts receivable	5,9	10,681	12,014
Derivative commodity contracts	5	-	1,198
Prepaids and other		4,338	5,385
Product inventory	10	17,516	8,692
		65,786	78,994
Non-Current
Derivative commodity contracts	5	-	171
Intangible exploration and evaluation assets	12	33,706	36,266
Property and equipment	13
Petroleum and natural gas assets		196,150	195,263
Other		4,296	3,079
Deferred taxes	11	8,387	4,523
		308,325	318,296

LIABILITIES
Current
Accounts payable and accrued liabilities	16	32,156	28,007
Derivative commodity contracts	5	217	-
Current portion of lease obligations	15	1,219	-
		33,592	28,007
Non-Current
Long-term debt	17	37,041	52,355
Asset retirement obligations	14	13,612	12,113
Other long-term liabilities		614	1,007
Lease obligations	15	589	-
Deferred taxes	11	8,387	4,523
		93,835	98,005

SHAREHOLDERS’ EQUITY
Share capital	19	152,805	152,084
Accumulated other comprehensive income (loss)		1,134	(939)
Contributed surplus	20	24,673	24,195
Retained earnings		35,878	44,951
		214,490	220,291
		308,325	318,296

Commitments and Contingencies (Note 18)

See accompanying notes to the Consolidated Financial Statements

Approved on behalf of the Board of Directors

Signed by:

“Randy C. Neely”	“Steven Sinclair”

Randy C. Neely	Steven Sinclair
President & CEO Director	Director

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. Dollars)

		Years Ended December 31
	Notes	2019	2018

Share Capital
Balance, beginning of year	19	152,084	152,084
Stock options exercised	19	547	-
Transfer from contributed surplus on exercise of options	19	174	-
Balance, end of year		152,805	152,084

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year		(939)	2,793
Currency translation adjustment		2,073	(3,732)
Balance, end of year		1,134	(939)

Contributed Surplus
Balance, beginning of year		24,195	23,329
Share-based compensation expense	20	652	866
Transfer to share capital on exercise of options	19	(174)	-
Balance, end of year		24,673	24,195

Retained Earnings
Balance, beginning of year		44,951	31,801
Net (loss) earnings		(3,995)	15,677
Dividends	22	(5,078)	(2,527)
Balance, end of year		35,878	44,951

See accompanying notes to the Consolidated Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

		Years Ended December 31
	Notes	2019	2018

OPERATING
Net (loss) earnings		(3,995)	15,677
Adjustments for:
Depletion, depreciation and amortization	13	34,948	34,291
Asset retirement obligation accretion	14	215	270
Deferred lease inducement		-	(90)
Impairment loss	12	7,937	14,500
Share-based compensation	20	2,237	3,536
Finance costs	6	4,256	5,075
Unrealized loss (gain) on financial instruments	5	1,586	(9,335)
Unrealized gain on foreign currency translation		(153)	(135)
Gain on asset dispositions		(114)	(207)
Asset retirement obligations settled	14	(46)	(300)
Changes in non-cash working capital	26	(2,035)	5,910
Net cash generated by operating activities		44,836	69,192

INVESTING
Additions to intangible exploration and evaluation assets	12	(5,377)	(9,288)
Additions to petroleum and natural gas assets	13	(30,626)	(30,832)
Additions to other assets	13	(929)	(586)
Proceeds from asset dispositions		114	207
Changes in non-cash working capital	26	(291)	251
Net cash used in investing activities		(37,109)	(40,248)

FINANCING
Issue of common shares for cash	19	547	-
Interest paid	6	(3,664)	(4,767)
Increase in long-term debt	17	476	508
Payments on lease obligations	15	(1,945)	-
Repayments of long-term debt	17	(16,523)	(17,797)
Dividends paid	22	(5,078)	(2,527)
Changes in non-cash working capital	26	(200)	(3)
Net cash used in financing activities		(26,387)	(24,586)

Currency translation differences relating to cash and cash equivalents		206	(102)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(18,454)	4,256
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		51,705	47,449
CASH AND CASH EQUIVALENTS, END OF YEAR		33,251	51,705

See accompanying notes to the Consolidated Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2019 and December 31, 2018

(All amounts expressed in U.S. Dollars, except as otherwise noted)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation ("TransGlobe" or the "Company") and its subsidiaries are engaged in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties. The Company's shares are traded on the Toronto Stock Exchange (“TSX”), the London Stock Exchange's Alternative Investment Market ("AIM") and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). TransGlobe is incorporated in Alberta, Canada and the address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4.

2. BASIS OF PREPARATION

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The accounting policies used in the preparation of the Consolidated Financial Statements are described in Note 3 Significant Accounting Policies.

The Company prepared the Consolidated Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, the Consolidated Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents, derivative commodity contracts and other long-term liabilities that have been measured at fair value. The method used to measure fair value is discussed further in Notes 3 and 5.

The Consolidated Financial Statements are presented and expressed in United States dollars (“US$”), unless otherwise noted. All references to $ are to United States dollars and references to C$ are to Canadian dollars.

The Consolidated Financial Statements were authorized for issue by the Board of Directors on March 10, 2020.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all subsidiaries and periods presented in these Consolidated Financial Statements.

Basis of consolidation

The Consolidated Financial Statements include the financial statements of the Company and its wholly-owned, controlled subsidiaries. Control exists when the Company has the power to govern the financial and operating policies of an entity, it is exposed to or has rights to variable returns associated with its involvement in the entity, and it has the ability to use that power to influence the amount of returns it is exposed to or has rights to. In assessing control, potential voting rights need to be considered. All subsidiaries of the Company are wholly-owned by the parent company, TransGlobe Energy Corporation.

All intra-company transactions, balances, income and expenses, unrealized gains and losses are eliminated on consolidation.

Foreign currency translation

The Consolidated Financial Statements are presented in U.S. dollars. The Company's functional currency is the Canadian dollar, and the functional currency of all subsidiaries is the U.S. dollar. Foreign currency translations include the translation of foreign currency transactions and translation of the Canadian operations.

Foreign currency translations occur when translating transactions in foreign currencies to the applicable functional currency of TransGlobe Energy Corporation and its subsidiaries. Gains and losses from foreign currency transactions are recorded as foreign exchange gains or losses. Foreign currency transaction translations occur as follows:

•	Income and expenses are translated at the prevailing rates on the date of the transaction
•	Non-monetary assets or liabilities are carried at the prevailing rates on the date of the transaction
•	Monetary items are translated at the prevailing rates at the balance sheet date

Translation gains and losses occur when translating the financial statements of non-U.S. functional currency operations to the U.S. dollar. These translation gains and losses are recorded as currency translation adjustments and presented as other comprehensive income on the Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss). Translations occur as follows:

•	Income and expenses are translated at the date of the transaction
•	Assets and liabilities are translated at the prevailing rates on the balance sheet date

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments that mature within one month of the date of their purchase.

Financial instruments

Financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods depends on the classification of the financial instrument:

•

Fair value through profit or loss - subsequently carried at fair value with changes recognized in net earnings (loss). Financial instruments under this classification include cash and cash equivalents, and derivative commodity contracts; and

•

Amortized cost - subsequently carried at amortized cost using the effective interest method. Financial instruments under this classification include accounts receivable, accounts payable and accrued liabilities and long-term debt.

The Company enters into certain financial derivative contracts from time to time in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Company does not designate financial derivative contracts as effective accounting hedges, and thus does not apply hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, the Company's policy is to classify all financial derivative contracts at fair value through profit or loss and to record them on the Consolidated Balance Sheet at fair value with a corresponding gain or loss in net earnings (loss). Attributable transaction costs are recognized in net earnings (loss) when incurred. The estimated fair value of all derivative instruments is based on quoted market prices and/or third-party market indications and forecasts.

Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not closely related to those of the host contract; when the terms of the embedded derivatives are the same as those of a freestanding derivative; and when the combined contract is not measured at fair value through profit or loss.

Refer to Note 5 for the classification and measurement of these financial instruments.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Leases

In January 2016, the IASB issued IFRS 16 which replaced IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. IFRS 16 requires the recognition of a right-of-use (“ROU”) asset and a lease liability on the balance sheet for most leases where the entity is acting as a lessee, as opposed to the dual classification model (operating and capital leases) under IAS 17. Lessors still apply the dual classification model to their recognized leases.

TransGlobe adopted IFRS 16 as of January 1, 2019 using the modified retrospective approach. The modified retrospective approach does not require a restatement of prior period financial information as the cumulative effect is recognized as an adjustment to opening retained earnings and the Company applies the standard prospectively. There was no effect on the Company's retained earnings or prior period amounts as a result of adopting this standard. The cumulative effect of initially applying the standard was recognized as a $3.5 million increase to ROU assets (included in Property and equipment - "Petroleum and natural gas assets" and "Other assets") with a corresponding increase recorded in "Lease obligations". The ROU assets recognized were measured at amounts equal to the lease obligations. The weighted average incremental borrowing rate used to determine the lease obligation at adoption was approximately 9.8%. The assets and lease obligations recognized largely relate to the Company's head office lease in Calgary and drilling rigs in Egypt.

TransGlobe applied the following expedients in adopting IFRS 16:

•	Certain short-term leases and leases of low-value assets identified on January 1, 2019 were not recognized on the balance sheet.
•	At January 1, 2019, TransGlobe recognized the lease payments due within one year as current lease obligations, and those payments outside of one year as non-current lease obligations.
•	At initial measurement, a single discount rate was applied to leases with similar characteristics.

As a result of this adoption, TransGlobe has revised the description of its accounting policy for leases as follows:

A contract is, or contains, a lease if the contract provides the right to control the use of an identified asset for a period of time in exchange for consideration. A lease obligation is recognized at the commencement of the lease term measured as the present value of the lease payments not already paid at that date. Interest expense is recognized on the lease obligations using the effective interest rate method and net payments are applied against the lease obligation. At the commencement date, a corresponding right-of-use asset is recognized at the amount of the lease obligation, adjusted for lease incentives received and initial direct costs. Depreciation is recognized on the right-of-use asset over the lease term.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Property and equipment and intangible exploration and evaluation assets

Exploration and evaluation assets

Exploration and evaluation ("E&E") costs related to each license/prospect are initially capitalized within "intangible exploration and evaluation assets". Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable expenses, including remuneration of production personnel and supervisory management, and the projected costs of retiring the assets (if any), but do not include pre-licensing costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to net earnings (loss) as they are incurred and presented as exploration expenses on the Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss).

Intangible exploration and evaluation assets are not depleted. They are carried forward until technical feasibility and commercial viability of extracting a mineral resource is determined, at which point they are transferred to petroleum and natural gas ("PNG") assets. The technical feasibility and commercial viability is considered to be determined when proved and/or probable reserves are determined to exist or they can be empirically supported with actual production data or conclusive formation tests.

Petroleum and natural gas assets

PNG assets and other assets are recognized at cost less accumulated depletion, depreciation and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, including qualifying E&E costs on reclassification from intangible exploration and evaluation assets, and for qualifying assets, where applicable, borrowing costs. When significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items.

Gains and losses on disposal of items of property and equipment, including oil and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in net earnings (loss) immediately.

Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as petroleum properties or other assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized property and equipment generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a well, field or geotechnical area basis, together with the discounted value of estimated future costs of asset retirement obligations.

When components of PNG assets are replaced, disposed of or no longer in use, the carrying amount is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in net earnings (loss) as incurred.

Depletion, depreciation and amortization

The depletion, depreciation and amortization of PNG assets and other assets are recognized in net earnings (loss).

The net carrying value of the PNG assets included in petroleum properties is depleted using the unit of production method by reference to the ratio of production in the year to the related proved and probable reserves using estimated future prices and costs. Costs subject to depletion include estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserves engineers at least annually and determined in accordance with National Instrument 51-101 Standards of Disclosure of Oil and Gas Activities. Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.

Furniture and fixtures are depreciated at declining balance rates of 20% to 30%, whereas vehicles and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Product inventory

Product inventory consists of the Company's unsold Egypt entitlement crude oil barrels, valued at the lower of cost, using the first-in, first-out method, or net realizable value. Cost includes operating expenses and depletion associated with the entitlement crude oil barrels as determined on a concession by concession basis.

Impairment

Financial assets carried at amortized cost

At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired. If such evidence exists, the Company recognizes an impairment loss in net earnings (loss). Impairment losses are reversed in subsequent periods if the impairment loss decrease can be related objectively to an event occurring after the impairment was recognized.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

Non-financial assets

At each reporting date, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is an indication of impairment, except for E&E assets, which are reviewed when circumstances indicate impairment may exist. If there is an indication of impairment, the asset's recoverable amount is estimated and compared to its carrying value.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit). The recoverable amount of an asset or a cash-generating unit ("CGU") is the greater of its value in use and its fair value less costs to sell. The Company’s CGUs are not larger than a segment. In assessing both fair value less costs to sell and value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net earnings (loss).

For PNG assets, fair value less costs to sell and value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

E&E assets are tested for impairment when they are transferred to petroleum properties and also if facts and circumstances suggest that the carrying amount of E&E assets may exceed the recoverable amount. Impairment indicators are evaluated at a CGU level. Indication of impairment includes:

1.	Expiry or impending expiry of lease with no expectation of renewal;
2.	Lack of budget or plans for substantive expenditures on further E&E;
3.	Cessation of E&E activities due to a lack of commercially viable discoveries; and
4.	Carrying amounts of E&E assets are unlikely to be recovered in full from a successful development project.

Impairment losses recognized in prior years are assessed at each reporting date for indication that the loss has decreased or no longer exists. An impairment loss may be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Share-based payment transactions

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which equity instruments are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. Fair value is determined by using the lattice-based trinomial option pricing model. An estimated forfeiture rate is taken into consideration when assigning a fair value to options granted such that no expense is recognized for awards that do not ultimately vest.

At each financial reporting date before vesting, the cumulative expense is calculated, which represents the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous financial reporting date is recognized in net earnings (loss), with a corresponding entry in contributed surplus in equity.

When the terms of an equity-settled award are modified or a new award is designated as replacing a canceled or settled award, the cost based on the original award terms continues to be recognized over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognized if this difference is negative.

Cash-settled transactions

The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Consolidated Balance Sheet.

The grant date fair value of cash-settled units granted to employees is recognized as compensation expense within general and administrative expenses, with a corresponding increase in accounts payable, accrued liabilities and other long-term liabilities over the period that the employees become unconditionally entitled to the units. The amount recognized as an expense is adjusted to reflect the actual number of units for which the related service and non-market vesting conditions are met. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in net earnings (loss).

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Provisions and asset retirement obligations

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

The Company provides for asset retirement obligations on all of its Canadian operations based on current legislation and industry operating practices. The estimated present value of the asset retirement obligation is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. This increase is depleted with the related depletion unit and is allocated to a CGU for impairment testing. The liability is increased each reporting period to reflect the passage of time with a corresponding charge to accretion expense. The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. Increases or decreases in the obligation will result in a corresponding change in the carrying amount of the related asset. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. Asset retirement obligations are measured at each reporting period to reflect the discount rates in effect at that time. On an annual basis, the Company reviews its estimates of the expected costs to reclaim the net interest in its wells and facilities. Resulting changes are accounted for prospectively as a change in estimate.

In accordance with all of the Company's Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs"), the Company does, not at any time, hold title to the lands on which it operates, and title to fixed and movable assets is transferred to the respective government when its total cost has been recovered through cost recovery, or at the time of termination of the PSC. Since the Company will not hold title to the land or the assets at the termination of the PSC, the Company does not have a legal obligation, nor the legal ability to decommission the Egypt assets. Furthermore, there is no explicit contractual obligation under the Company's PSCs for the abandonment of assets or reclamation of lands upon termination of the PSCs.

Revenue recognition

The Company's revenue is derived exclusively from contracts with customers, except for immaterial amounts related to interest and other income. Royalties are considered to be part of the price of the sale transaction and are therefore presented as a reduction to revenue. Revenue associated with the sale of crude oil, natural gas and natural gas liquids (“NGLs”) is measured based on the consideration specified in contracts with customers. Revenue from contracts with customers is recognized when the Company satisfies a performance obligation by transferring a good or service to a customer. A good or service is transferred when the customer obtains control of the good or service. The transfer of control of oil, natural gas and NGLs usually coincides with title passing to the customer and the customer taking physical possession. TransGlobe mainly satisfies its performance obligations at a point in time and the amounts of revenue recognized relating to performance obligations satisfied over time are not significant.

Revenues associated with the sales of the Company’s crude oil in Egypt are recognized by reference to actual volumes sold and quoted market prices in active markets (Dated Brent), adjusted according to specific terms and conditions as applicable per the sales contracts. Revenue is measured at the fair value of the consideration received or receivable. For reporting purposes, the Company records the government’s share of production as royalties and taxes as all royalties and taxes are paid out of the government’s share of production.

Revenues from the sale of crude oil, natural gas, condensate and NGLs in Canada are recognized by reference to actual volumes delivered at contracted delivery points and prices. Prices are determined by reference to quoted market prices in active markets (crude oil - NYMEX WTI, natural gas - AECO C, condensate - NYMEX WTI, and NGLs - various based on product), adjusted according to specific terms and conditions applicable per the sales contracts. Revenues are recognized prior to the deduction of transportation costs. Revenues are measured at the fair value of the consideration received. TransGlobe pays royalties to the Alberta provincial government and other mineral rights owners in accordance with the established royalty regime.

Revenue segregated by product type and geographical market is disclosed in Note 25.

Finance revenue and costs

Finance revenue comprises interest income on funds invested. Interest income is recognized as it accrues in net earnings (loss), using the effective interest method.

Finance costs comprise interest expense on borrowings.

Borrowing costs incurred for qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are comprised of those significant assets that require a period greater than one year to be available for their intended use. All other borrowing costs are recognized in net earnings (loss).

Income tax

Income tax expense is comprised of current and deferred tax. TransGlobe is subject to income taxes based on the tax legislation of each respective country in which TransGlobe conducts business.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Current tax

Current tax assets and liabilities for the current and prior periods are measured as the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the Consolidated Financial Statements.

The Company's contractual arrangements in Egypt stipulate that income taxes are paid by the government out of its entitlement share of production sharing oil. Such amounts are included in current income tax expense at the statutory rate in effect at the time of production.

Deferred tax

The Company determines the amount of deferred income tax assets and liabilities based on the difference between the carrying amounts of the assets and liabilities reported for financial accounting purposes from those reported for tax. Deferred income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized to the extent it is probable the Company will have sufficient future taxable earnings available against which the unused tax losses can be utilized.

Joint arrangements

A joint arrangement involves joint control and offers joint ownership by the Company and other joint interest partners of the financial and operating policies, and of the assets associated with the arrangement. Joint arrangements are classified into one of two categories: joint operations or joint ventures.

A joint operation is a joint arrangement whereby the Company and the other parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. Parties involved in joint operations must recognize in relation to their interests in the joint operation their proportionate share of the revenues, expenses, assets and liabilities. A joint venture is a joint arrangement whereby the Company and the other parties that have joint control of the arrangement have rights to the net assets of the arrangement. Parties involved in joint ventures must recognize their interests in joint ventures as investments and must account for that investment using the equity method.

In Canada, the Company conducts many of its oil and gas production activities through joint operations and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities. Joint control exists for contractual agreements governing TransGlobe's assets whereby TransGlobe has less than 100% working interest, all of the partners have control of the arrangement collectively, and spending on the project requires the unanimous consent of all parties that collectively control the arrangement and share the associated risks. TransGlobe does not have any joint arrangements that are individually material to the Company or that are structured through joint venture arrangements.

In Egypt, joint arrangements in which the Company is involved are conducted pursuant to PSCs. Given the nature and contractual terms associated with the PSCs, the Company has determined that it has rights to the assets and obligations for the liabilities in all of its joint arrangements and that there are no joint arrangements where the Company has rights to the net assets. Accordingly, all joint arrangements have been classified as joint operations, and the Company has recognized its share of all revenues, expenses, assets and liabilities in accordance with the PSCs in the Consolidated Financial Statements.

4. CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. The effect of these estimates, assumptions and the use of judgments are explained throughout the notes to the Consolidated Financial Statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below.

Recoverability of asset carrying values

The recoverability of PNG asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management judgment of the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties. The factors used by TransGlobe to determine CGUs may vary by country due to unique operating and geographic circumstances in each country. In general, TransGlobe assesses the following factors in determining whether a group of assets generate largely independent cash inflows:

•	geographic proximity of the assets within a group to one another;
•	geographic proximity of the group of assets to other groups of assets; and
•	homogeneity of the production from the group of assets and the sharing of infrastructure used to process and/or transport production.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

In Egypt, each PSC is considered a separate CGU. In Canada, CGUs are determined by regional geography and one CGU has been identified. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of the Company's petroleum properties, each CGU's carrying value is compared to its recoverable amount, defined as the greater of its fair value less costs to sell and value-in-use. As at December 31, 2019 and December 31, 2018, the recoverable amounts of the Company's CGUs were estimated as their fair value less costs to sell based on the net present value of the after-tax cash flows from the oil and natural gas reserves of each CGU based on reserves estimated by the Company's independent reserves evaluator.

Key input estimates used in the determination of cash flows from oil and natural gas reserves include the following:

•

Reserves - There are numerous uncertainties inherent in estimating oil and gas reserves. An external reserves engineering report which incorporates a full evaluation of reserves is prepared on an annual basis with internal reserves updates completed at each quarterly period. Estimating reserves is highly complex, requiring many judgments including forward price estimates, production costs, and recovery rates based on available geological, geophysical, engineering and economic data. Changes in these judgments may have a material impact on the estimated reserves. These estimates may change, resulting in either negative or positive impacts on net earnings (loss) as further information becomes available and as the economic environment changes.

•

Commodity prices - Forward price estimates of crude oil and natural gas prices are incorporated into the determination of expected future net cash flows. Commodity prices have fluctuated significantly in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, foreign exchange rates, economic, and geopolitical factors.

•

Discount rate - The discount rate used to determine the net present value of future cash flows is based on the Company's estimated weighted average cost of capital. Changes in the economic environment could change the Company's weighted average cost of capital.

Impairment tests were carried out at December 31, 2019 and were based on fair value less costs to sell calculations, using a discount rate of 15% for Egypt and 10% for Canada on future after-tax cash flows and the following commodity price estimates:

	Egypt[1]			Canada[1]
	Brent Blend Crude Oil	WTI Oil	AECO Gas	Edmonton Pentane	Edmonton Butane	Edmonton Propane	Spec Ethane	Exchange Rate
Year	$/Bbl	$/Bbl	$C/Mcf	$C/Bbl	$C/Bbl	$C/Bbl	$C/Bbl	USD/CAD
2020	67.00	61.00	2.08	77.80	48.76	28.68	6.42	0.760
2021	68.00	63.00	2.35	79.22	51.82	31.09	7.36	0.770
2022	71.00	66.00	2.55	83.33	54.62	34.62	8.05	0.780
2023	73.00	68.00	2.65	86.54	56.89	36.06	8.39	0.780
2024	75.00	70.00	2.75	89.10	58.71	37.21	8.73	0.780
2025	76.00	72.00	2.85	91.67	60.53	38.37	9.08	0.780
2026	78.00	74.00	2.91	94.23	62.35	39.52	9.29	0.780
2027	79.81	75.81	2.97	96.55	64.00	40.56	9.48	0.780
2028	81.33	77.33	3.03	98.50	65.38	41.44	9.69	0.780
2029	82.88	78.88	3.09	100.49	66.79	42.33	9.91	0.780
Thereafter[2]	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.780
[1]	GLJ Petroleum Consultants Ltd. (“GLJ”) price forecasts, effective December 31, 2019.
[2]	Percentage change represents the increase in each year after 2029 to the end of the reserves life.

Depletion of petroleum properties

Reserves and resources are used in the units of production calculation for depletion, depreciation and amortization. Depletion of petroleum properties is calculated based on total proved plus probable reserves as well as estimated future development costs associated with these reserves as determined by the Company's independent reserves evaluator. See above for discussion of estimates and judgments involved in reserves estimation.

Income taxes

Related assets and liabilities are recognized for the estimated tax consequences between amounts included in the Consolidated Financial Statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the deferred tax asset or liability calculated at a point in time. Tax interpretations, regulations and legislation in the various jurisdictions in which TransGlobe and its subsidiaries operate are subject to change and interpretation. Such changes can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse and TransGlobe's ability to use tax losses and other tax pools in the future. The Company’s income tax filings are subject to audit by taxation authorities in different jurisdictions and the results of such audits may increase or decrease the tax liability. The determination of current and deferred tax amounts recognized in the Consolidated Financial Statements are based on management’s assessment of the tax positions, which includes consideration of their technical merits, communications with tax authorities and management’s view of the most likely outcome. These differences could materially impact net earnings (loss).

Financial instruments

The fair values of financial instruments are estimated based upon market and third-party inputs. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Share-based payments

The fair value estimates of equity-settled and cash-settled share-based payment awards depend on certain assumptions including share price volatility, risk-free interest rate, the term of the awards, and the forfeiture rate which, by their nature, are subject to measurement uncertainty.

Asset retirement obligations

The provision for site restoration and abandonment in Canada is based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, market conditions, discovery and analysis of site conditions and changes in technology.

Recoverability of accounts receivable

The recoverability of accounts receivable due from the Egyptian General Petroleum Company ("EGPC") is assessed to determine the carrying value of accounts receivable on the Company's Consolidated Balance Sheets. Management judgment is required in performing the recoverability assessment. No material credit losses have been experienced to date, and the Company expects to collect the accounts receivable balance in full.

E&E Assets

Management uses judgment to determine whether a sufficient amount of economically recoverable reserves have been discovered. This requires estimates of the quantity and realizable value of a discovery. E&E assets are subject to ongoing technical, commercial and management review to confirm the continued intent to establish the technical feasibility and commercial viability of the discovery.

Leases

Management uses judgement to determine the incremental borrowing rate and lease term related to the application of IFRS 16. Incremental borrowing rates are based on judgments including economic environment, term, currency, and the underlying risk inherent to the asset. The carrying amount of the right-of-use assets, lease obligations, and the resulting interest and depletion and depreciation expense, may differ due to changes in the market conditions and lease term. Lease terms are based on assumptions regarding extension terms that allow for operational flexibility and future market conditions.

5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, derivative commodity contracts, accounts payable and accrued liabilities and long-term debt.

The Company has classified its cash and cash equivalents and derivative commodity contracts as fair value through profit or loss. Both are measured at fair value with subsequent changes recognized through net earnings (loss). Accounts receivable are classified as assets at amortized cost; accounts payable and accrued liabilities and long-term debt are classified as liabilities at amortized cost, all of which are measured initially at fair value, and subsequently at amortized cost. Transaction costs attributable to financial instruments carried at amortized cost are included in the initial measurement of the financial instrument and are subsequently amortized using the effective interest rate method.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	December 31, 2019		December 31, 2018
Classification ($000s)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets at fair value through profit or loss	33,251	33,251	53,074	53,074
Financial assets at amortized cost	10,681	10,681	12,014	12,014
Financial liabilities at fair value through profit or loss	217	217	-	-
Financial liabilities at amortized cost	69,197	69,695	80,362	81,228

Assets and liabilities as at December 31, 2019 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Derivative commodity contracts

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement (see Note 17), TransGlobe has also entered into a marketing contract with Mercuria Energy Trading S.A. ("Mercuria") to market nine million barrels of TransGlobe's entitlement production. The pricing of the crude oil sales will be based on market prices at the time of sale.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at December 31, 2019, the fair values of which have been presented on the Consolidated Balance Sheet:

Financial Brent crude oil contracts
Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Jul 2020 - Dec 2020	3-Way Collar	300,000	50,000	54.00	70.00	45.00
Jan 2020 - Jun 2020	3-Way Collar	300,000	50,000	54.00	70.00	46.50
Jan 2020 - Jun 2020	3-Way Collar	150,000	25,000	55.00	72.70	45.00

The losses on financial instruments for 2019 and 2018 are comprised as follows:

	Years ended December 31
($000s)	2019	2018
Realized derivative loss on commodity contracts settled during the year	1,259	16,386
Unrealized derivative loss (gain) on commodity contracts outstanding at year end	1,586	(9,335)
Loss on financial instruments	2,845	7,051

Overview of Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

•	Credit risk
•	Market risk
•	Liquidity risk

The Board of Directors and Audit Committee oversee management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in its cash investments or in the collection of accounts receivable to date.

TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected in due course. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Trade and other receivables are analyzed in the table below.

($000s)	December 31, 2019	December 31, 2018
Neither impaired nor past due	3,636	5,540
Not impaired and past due in the following period:
Within 30 days	226	829
31-60 days	131	212
61-90 days	5,672	102
Over 90 days	1,016	5,331
Accounts receivable	10,681	12,014

The Company completed two direct crude sale shipments in Egypt to third-party buyers during 2019. Depending on the Company's assessment of the credit of crude purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. During 2019, the Company also completed two sales of inventoried entitlement crude oil to EGPC for a total of 869.6 mbbls with total proceeds of $49.9 million. As at December 31, 2019, $5.7 million (December 31, 2018 – $7.2 million) of the total accounts receivable balance of $10.7 million (December 31, 2018 - $12.0 million) is due from EGPC. All accounts receivable are in good standing and collection is not considered to be at risk.

The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable banking institutions.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and the associated impact on future performance of the business. The market price movements that the Company is exposed to include commodity prices, foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its production of oil, natural gas and NGLs. The Company is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company's risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to forecasted future petroleum and natural gas production, TransGlobe does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses on derivative instruments. The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to net earnings (loss). The Company assesses these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counterparties to settle the transactions outstanding as at the date of the Consolidated Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, long-term debt, lease obligations and accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes that 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would increase net loss for the year ended December 31, 2019 by approximately $1.3 million and conversely, a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease net loss by $1.4 million for the same period. The Company does not utilize derivative instruments to manage this risk.

The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds and British Pounds sterling. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance for 2019 was $2.3 million (2018 - $2.0 million) in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would increase net loss for the year ended December 31, 2019 by approximately $0.2 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease net loss by $0.2 million for the same period. The Company does not currently utilize derivative instruments to manage foreign currency exchange risk.

The Company maintains nominal balances of British Pounds sterling to pay in-country costs incurred in operating its London office. Foreign exchange risk on these funds is not considered material.

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest debt. No derivative contracts were entered into during 2019 to mitigate interest rate risk. When assessing interest rate risk applicable to the Company’s variable interest debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would increase the Company’s net loss, for the year ended December 31, 2019, by $0.5 million and conversely, the effect of interest rates decreasing by 1% would decrease the Company’s net loss, for the year ended December 31, 2019, by $0.5 million.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at December 31, 2019:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	32,156	32,156	-	-	-
Long-term debt[3]	Yes-Liability	37,539	-	37,539	-	-
Other long-term liabilities	Yes-Liability	614	-	614	-	-
Derivative commodity contracts	Yes-Liability	217	217	-	-	-
Total		70,526	32,373	38,153	-	-
[1]	Payments exclude on-going operating costs, finance costs and payments required to settle derivatives.
[2]	Payments denominated in foreign currencies have been translated at December 31, 2019 exchange rates.
[3]	Excludes deferred financing costs of $0.5 million.

As at December 31, 2019, the Company had $94.2 million of revolving credit facilities with $37.5 million drawn and $56.7 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $30.0 million is drawn. During 2019, the Company repaid $15.0 million of this facility. The Company also had a revolving Canadian reserves-based lending facility with ATB Financial (“ATB”) totaling C$25.0 million ($19.2 million), of which C$9.8 million ($7.5 million) was drawn. During 2019, the Company had drawings of C$0.6 million ($0.5 million) and repayments of C$2.0 million ($1.5 million) on this facility (See Note 17).

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

To date, the Company has experienced no difficulties with transferring funds abroad.

Capital disclosures

The Company’s objective when managing capital is to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company’s financial objectives and strategy have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. TransGlobe remains in a relatively strong financial position, and will continue to focus on cost reductions and prudent stewardship of capital with the objective of maintaining a strong balance sheet. The Company was subject to financial covenants with the prepayment agreement and the reserves-based lending facility as at December 31, 2019 and 2018. The Company was in compliance with all financial covenants at December 31, 2019 and 2018 (see Note 17).

The Company defines and computes its capital as follows:

($000s)	2019	2018
Long-term debt, including the current portion (net of unamortized transaction costs)	37,041	52,355
Current assets	(65,786)	(78,994)
Current liabilities	33,592	28,007
Net debt obligations	4,847	1,368
Shareholders’ equity	214,490	220,291
Total capital	219,337	221,659

6. FINANCE REVENUE AND COSTS

Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.

Finance costs recognized in net earnings (loss) were as follows:

	Years ended December 31
($000s)	2019	2018
Interest on long-term debt	3,211	4,275
Interest on borrowing base facility	427	440
Amortization of deferred financing costs	368	360
Interest on lease obligations	250	-
Finance costs	4,256	5,075
Interest paid	(3,664)	(4,767)

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

7. SELLING COSTS

Selling costs include transportation and marketing costs associated with the sale of the Company's Egyptian crude oil production to third-party buyers and EGPC. The Company completed two direct crude oil sales to third-party buyers during the year ended December 31, 2019 (2018 - four). The Company also completed two sales of inventoried entitlement crude oil to EGPC in 2019.

8. CASH AND CASH EQUIVALENTS

The following table reconciles TransGlobe's cash and cash equivalents:

($000s)	December 31, 2019	December 31, 2018
Cash	12,251	33,893
Cash equivalents	21,000	17,812
Cash and cash equivalents	33,251	51,705

As at December 31, 2019 the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of three months or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

9. ACCOUNTS RECEIVABLE

Accounts receivable are comprised principally of amounts owed from EGPC. There were no amounts due from related parties and no loans to management or employees as at December 31, 2019 or December 31, 2018.

As at December 31, 2018, the Company utilized $5.1 million of its accounts receivable from EGPC as a guarantee to support work commitments on the North West Sitra concession (see Note 18). These commitments were met as of December 31, 2018. No amounts of accounts receivable were utilized as a guarantee to support work commitments as at December 31, 2019.

10. PRODUCT INVENTORY

Product inventory consists of the Company's entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Costs include operating expenses and depletion associated with crude oil entitlement barrels and are determined on a concession by concession basis. These amounts are initially capitalized and expensed when sold.

As at December 31, 2019, the Company held 964.5 mbbls of entitlement crude oil in inventory valued at approximately $18.16/bbl (December 31, 2018 - 568.1 mbbls valued at approximately $15.30/bbl). During 2019, product inventory of $8.8 million was capitalized (2018 - $2.8 million expensed).

11. INCOME TAXES

The Company’s deferred income tax assets and liabilities are as follows:

($000s)	2019	2018
Deferred income tax asset and liability, beginning of year	-	-
Expenses related to the origination and reversal of temporary differences for:
Property and equipment	(377)	6,381
Non-capital losses carried forward	304	(733)
Long-term liabilities	-	(2)
Share issue expenses	-	(1)
Changes in unrecognized tax benefits	73	(5,645)
Deferred income tax expense recognized in net earnings (loss)	8,387	4,523
Deferred income tax recovery recognized in net earnings (loss)	(8,387)	(4,523)
Deferred income tax asset, end of year	8,387	4,523
Deferred income tax liability, end of year	(8,387)	(4,523)

The Company has non-capital losses of $97.6 million (2018 - $84.3 million) that expire between 2027 and 2039. A deferred tax asset of $8.4 million (2018 - $4.5 million) was recognized in respect of unused tax losses in West Gharib. The Company has an additional $16.8 million (2018 - $14.2 million) in unrecognized tax benefits arising in foreign jurisdictions.

Current income taxes represent income taxes incurred and paid under the laws of Egypt pursuant to the PSCs on the West Gharib, West Bakr and NW Gharib concessions.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Income taxes vary from the amount that would be computed by applying the average Canadian statutory income tax rate of 26.5% (2018 - 27.0%) to income before taxes as follows:

($000s)	2019	2018
Income taxes calculated at the Canadian statutory rate	5,857	11,344
Increases (decreases) in income taxes resulting from:
Non-deductible expenses	(2,206)	2,087
Changes in unrecognized tax benefits	73	(5,646)
Effect of tax rates in foreign jurisdictions[1]	18,804	16,002
Changes in tax rates and other	3,570	2,553
Income tax expense - current	26,098	26,340
[1]	The statutory tax rate in Egypt is 40.55%.

The Company's consolidated effective income tax rate for 2019 was 118.1% (2018 - 62.7%).

12. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

The following table reconciles the changes in TransGlobe's exploration and evaluation assets:

($000s)	2019	2018
Balance, beginning of year	36,266	41,478
Additions to exploration and evaluation assets	5,377	9,288
Impairment loss	(7,937)	(14,500)
Balance, end of year	33,706	36,266

For the year ended December 31, 2019, the Company recorded a non-cash impairment loss of $7.9 million on its exploration and evaluation assets, which included an $8.3 million impairment loss on the South Alamein concession and $0.4 million of impairment recovery on the North West Sitra concession.

The Company was unsuccessful in its attempts to secure military approval to access its desired drilling location in South Alamein. Based on the 2017 well results in the Boraq area, the limited commerciality of the original Boraq 2 discovery (2009) and continued access restrictions in the eastern area of the concession, the Company had fully impaired the remaining carrying value of South Alamein of $8.3 million and relinquished the concession in 2019.

In 2018 the Company recorded an impairment loss of $14.5 million on its exploration and evaluation assets which was fully related to the North West Sitra concession. During the third quarter of 2019, the Company received a final settlement report from EGPC regarding the relinquished North West Sitra concession. The final settlement report resulted in a reduction of the original impairment loss recognized by $0.4 million.

Exploration and evaluation assets as at December 31, 2019 includes $29.2 million in South Ghazalat (December 31, 2018 - $23.2 million), $nil in South Alamein (December 31, 2018 - $12.5 million), $4.0 million in Northwest Gharib (December 31, 2018 - $nil) and $0.5 million in Canada (2018 - $0.5 million).

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

13. PROPERTY AND EQUIPMENT

The following table reconciles the changes in TransGlobe's property and equipment assets:

($000s)	PNG Assets	Other Assets	Total
Cost
Balance at December 31, 2017	648,229	15,525	663,754
Additions	30,832	586	31,418
Changes in estimate for asset retirement obligations	844	-	844
Balance at December 31, 2018	679,905	16,111	696,016
Increase in right-of-use assets (Note 3)	1,275	2,227	3,502
Additions	30,626	929	31,555
Change in estimate for asset retirement obligations (Note 14)	746	-	746
Balance at December 31, 2019	712,552	19,267	731,819

Accumulated depreciation, depletion, amortization and impairment losses
Balance at December 31, 2017	451,850	12,040	463,890
Depletion, depreciation and amortization for the year[1]	31,422	992	32,414
Balance at December 31, 2018	483,272	13,032	496,304
Depletion, depreciation and amortization for the year[1]	35,136	1,939	37,075
Balance at December 31, 2019	518,408	14,971	533,379

Foreign Exchange
Balance at December 31, 2017	4,602	-	4,602
Currency translation adjustments	(5,972)	-	(5,972)
Balance at December 31, 2018	(1,370)	-	(1,370)
Currency translation adjustments	3,376	-	3,376
Balance at December 31, 2019	2,006	-	2,006

Net book value
At December 31, 2018	195,263	3,079	198,342
At December 31, 2019	196,150	4,296	200,446
[1]	Depletion, depreciation and amortization for the period includes amounts capitalized to product inventory for barrels produced but not sold in the period.

At December 31, 2019, the Company's market capitalization was less than its net asset value. Negative revisions due to economic factors were also noted in the Canadian CGU. These factors were identified as indicators of impairment and as a result, the Company completed impairment tests on all of its CGUs in accordance with IAS 36. It was determined that the carrying amounts of the CGUs did not exceed their fair value less costs to sell.

Neither a 5% increase in the discount rate, nor a 5% decrease in the forward price estimates used in the impairment assessments would result in an impairment loss on the West Gharib, West Bakr, North West Gharib or Canadian CGUs.

The following table discloses the carrying amount and depreciation charge for right-of-use assets by the class of underlying asset as at and for the year ended December 31, 2019:

($000s)	PNG Assets	Other Assets	Total
Depreciation for the year ended December 31, 2019	901	942	1,843
Net Book Value as at December 31, 2019	374	1,285	1,659

14. ASSET RETIREMENT OBLIGATION

The following table reconciles the change in TransGlobe's asset retirement obligation:

($000s)	2019
Balance, beginning of year	12,113
Changes in estimates for asset retirement obligations and additional obligations recognized	746
Obligations settled	(46)
Asset retirement obligation accretion	215
Effect of movements in foreign exchange rates	584
Balance, end of year	13,612

As at December 31, 2019, the entire asset retirement obligation balance related to the Company's Canadian operations. TransGlobe has estimated the net present value of its asset retirement obligation to be $13.6 million as at December 31, 2019 (2018 - $12.1 million) based on a total undiscounted future liability of $18.9 million (2018 - $18.3 million). These payments are expected to be made between 2020 and 2066. TransGlobe

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

calculated the present value of the obligations using discount rates between 1.68% and 1.76% (2018 – 1.86% and 2.18%) to reflect the market assessment of the time value of money as well as risks specific to liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2% per annum (2018 – 2% per annum).

15. LEASE OBLIGATIONS

The following table reconciles TransGlobe’s lease obligations:

($000s)	At December 31, 2019
Less than 1 year	1,479
1 - 3 years	631
Total lease payments	2,110
Amounts representing interest	302
Present value of net lease payments	1,808
Current portion of lease obligations	1,219
Non-current portion of lease obligations	589

During the year ended December 31, 2019, the Company spent $0.3 million (2018 - $nil) on interest expense and paid a total cash outflow of $1.9 million (2018 - $nil) relating to lease obligations.

16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of current trade payables and accrued expenses due to third-parties. There were no amounts due to related parties as at December 31, 2019 or December 31, 2018.

17. LONG-TERM DEBT

The following table reconciles the changes in TransGlobe's long-term debt: ($000s)

($000s)	2019	2018
Balance, beginning of year	52,355	69,999
Draws on revolving credit facility	476	508
Repayment of long-term debt	(16,523)	(17,797)
Amortization of deferred financing costs	368	360
Effects of movements in foreign exchange rates	365	(715)
Balance, end of year	37,041	52,355

The Company's interest-bearing loans and borrowings are measured at amortized cost.

Based on the Company's current forecast of future production and prices the estimated future debt payments on long-term debt as of December 31, 2019 are as follows:

($000s)	Prepayment Agreement	Reserves Based Lending Facility	Total
2020	-	-	-
2021	29,502	7,539	37,041
	29,502	7,539	37,041

Prepayment Agreement

	As at	As at
($000s)	December 31, 2019	December 31, 2018
Prepayment agreement - amount drawn	30,000	45,000
Deferred financing costs	(498)	(866)
	29,502	44,134

On February 10, 2017, the Company completed a $75 million crude oil prepayment agreement between its wholly-owned subsidiary, TransGlobe Petroleum International Inc. ("TPI") and Mercuria.

TPI's obligations under the prepayment agreement are guaranteed by the Company and the subsidiaries of TPI (the "Guarantors"). The obligations of TPI and the Guarantors will be supported by, among other things, a pledge of equity held by the Company in TPI and a pledge of equity held by TPI in its subsidiaries. The funding arrangement has a term of four years, maturing March 31, 2021, and advances bear interest at a rate of LIBOR plus 6.0%. The funding arrangement is revolving with each advance to be satisfied through the delivery of crude oil to Mercuria. Further advances become available upon delivery of crude oil to Mercuria up to a maximum of $75.0 million and subject to compliance with the other terms and conditions of the prepayment agreement. The prepayment agreement was initially recognized at fair value, net of financing costs, and has

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

subsequently been measured at amortized cost. Financing costs of $1.5 million are being amortized over the term of the prepayment agreement using the effective interest rate method.

The Company is subject to certain financial covenants in accordance with the terms of the prepayment agreement. These covenants are tested on June 30 and December 31 of each year for the life of the prepayment agreement. The financial covenants include financial measures defined within the prepayment agreement that are not defined under IFRS. These financial measures are defined by the prepayment agreement as follows:

•

the ratio of the Company's total consolidated indebtedness (calculated by including any outstanding letters of credit or bank guarantees and adding back any cash held by the Company on a consolidated basis) on each financial covenant test date to the Company's consolidated net cash generated by (used in) operating activities (where net cash generated includes the fair market value of crude oil inventory held as at the financial covenant test date) for the trailing 12 month period ending on that financial covenant test date will not exceed 4.00:1.00. The ratio as at December 31, 2019 is 0.04:1.00 (2018 - 0.01:1.00);

•

the ratio of Current Assets of the Company on a consolidated basis (calculated, in the case of crude oil inventory, by adjusting the value to market value) to Current Liabilities of the Company on a consolidated basis on each financial covenant test date will not be less than 1.00:1.00. The ratio as at December 31, 2019 is 2.92:1.00 (2018 - 3.76:1.00); and

•

the ratio of the parent's non-consolidated asset value to the aggregate amount of indebtedness outstanding under the advance documents on each financial covenant test date will not be less than 2.00:3.00. The ratio as at December 31, 2019 is 11.50:3.00 (2018 - 8.03:3.00).

As at December 31, 2019 and 2018, the Company was in compliance with all the financial covenants under the prepayment agreement.

The Company is also subject to a cover ratio provision. The cover ratio, defined as the value of the Company's Egyptian forecasted entitlement crude oil production on a forward 12-month basis to the prepayment service obligations, must not be less than 1.25:1.00. Prepayment service obligations include the principal outstanding of the advances at the time and any costs, fees, expenses, interest and other amounts outstanding or forecasted to be due during the applicable prepayment period. In the event the cover ratio falls below 1.25:1.00, TransGlobe must:

•	reimburse in cash the relevant portion of the advances such that the cover ratio becomes equal to or greater than 1.25:1.00; and/or
•	amend the initial commercial contract to extend its duration and amend the maturity date under the agreement.

The cover ratio as at December 31, 2019 is 2.73:1.00 (2018 - 2.21:1.00); the Company is in compliance with the cover ratio provision under the prepayment agreement.

Reserves-Based Lending Facility

	As at	As at
($000s)	December 31, 2019	December 31, 2018
Reserves-based lending facility - amount drawn	7,539	8,221

As at December 31, 2019, the Company had in place a revolving Canadian reserves-based lending facility with ATB totaling C$25.0 million ($19.2 million), of which C$9.8 million ($7.5 million) was drawn. During 2019, the Company drew C$0.6 million ($0.5 million) and repaid C$2.0 million ($1.5 million) on this facility.

The facility borrowing base is re-calculated no less frequently than on a semi-annual basis of May 31 and November 30 of each year, or as requested by the lender. Lender shall notify the Company of each change in the amount of the borrowing base. In the event that the lender re-calculates the borrowing base to be an amount that is less than the borrowings outstanding under the facility, the Company shall repay the difference between such borrowings outstanding and the new borrowing base within 45 days of receiving notice of the new borrowing base.

The Company may request an extension of the term date by no later than 90 days prior to the then-current term date, and the lender may in its sole discretion agree to extend the term date for a further period of 364 days. Unless extended, before May 31, 2020, any unutilized amount of the facility will be canceled, and the amount of the facility will be reduced to the aggregate borrowings outstanding on that date. The balance of all amounts owing under the facility are due and payable in full on the date falling one year after the term date. If no extension is granted by the lender, the amounts owing pursuant to the facility are due at the maturity date. The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 1.25% to 3.25% depending on the Company's net debt to trailing cash flow ratio. The revolving reserve-based lending facility was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. Financing costs of $0.1 million were amortized over the initial term of the agreement using the effective interest rate method. The Company is subject to certain financial covenants in accordance with the terms of the agreement. These financial measures are defined by the agreement as follows:

•

the Company shall not permit the working capital ratio (calculated as current assets plus any undrawn availability under the facility, to current liabilities less any amount drawn under the facility) to fall below 1.00:1.00. The working capital ratio as at December 31, 2019 is 1.80:1.00 (2018 - 1.10:1.00); and

•

the Company shall not permit the ratio of net debt to trailing cash flows as at the end of any fiscal quarter to exceed 3.00:1.00. According to the agreement net debt is, as of the end of any fiscal quarter and as determined in accordance with IFRS on a non-consolidated basis, and without duplication, an amount equal to the amount of total debt less current assets. Trailing cash flow is defined as the two most recently completed fiscal quarters, annualized. The net debt to trailing cash flows ratio as at December 31, 2019 is 0.76:1.00 (2018 - 1.26:1.00).

As at December 31, 2019 and 2018, the Company was in compliance with all the financial covenants under the reserves-based lending facility.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

18. COMMITMENTS AND CONTINGENCIES

As part of its principle business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

			Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	32,156	32,156	-	-	-
Long-term debt	Yes-Liability	37,539	-	37,539	-	-
Other long-term liabilities	Yes-Liability	614	-	614	-	-
Derivative commodity contracts	Yes-Liability	217	217	-	-	-
Total		70,526	32,373	38,153	-	-

[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2]	Payments denominated in foreign currencies have been translated at December 31, 2019 exchange rates.
[3]	Excludes deferred financing costs of $0.5 million.

Pursuant to the PSC for North West Sitra in Egypt, the Company had a minimum financial commitment of $10.0 million and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three-and-a-half-year exploration period, which commenced on January 8, 2015. The Company requested and received a six-month extension of the initial exploration period to January 7, 2019. The Company met its financial and operating commitments and based on well results did not elect to enter the second exploration phase. The concession was relinquished on January 7, 2019.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2019.

19. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value. Shares in issue as at December 31, 2019 and December 31, 2018 are outlined below:

	2019		2018
(000s)	Shares	Amount ($)	Shares	Amount ($)
Balance, beginning of year	72,206	152,084	72,206	152,084
Stock options exercised	337	547	-	-
Contributed surplus re-class on exercise	-	174	-	-
Balance, end of year	72,543	152,805	72,206	152,084

20. SHARE-BASED PAYMENTS

Stock option plan

The Company operates a stock option plan (the "Plan") to provide equity-settled share-based remuneration to directors, officers and employees. The number of common shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security-Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranche.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The following tables summarize information about the stock options outstanding and exercisable at the dates indicated:

	2019		2018
(000s)	Number of Options	Weighted-Average Exercise Price ($C)	Number of Options	Weighted-Average Exercise Price ($C)
Options outstanding, beginning of year	4,876	3.60	4,959	5.10
Granted	976	2.83	1,071	2.62
Exercised	(337)	2.18	-	-
Expired	(1,034)	6.55	(1,154)	9.13
Options outstanding, end of year	4,481	2.86	4,876	3.60
Options exercisable, end of year	2,585	3.01	2,766	4.52

	Options Outstanding			Options Exercisable
Exercise Price (C$)	Number Outstanding at December 31, 2019 (000s)	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise price (C$)	Number Exercisable at December 31, 2019 (000s)	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise price (C$)
2.16 - 2.17	826	2.4	2.16	550	2.4	2.16
2.18 - 2.41	1,002	1.2	2.19	1,002	1.2	2.19
2.42 - 3.73	966	3.4	2.62	322	3.4	2.62
3.74 - 3.91	976	4.2	2.83	-	-	-
3.92 - 4.99	711	0.4	4.99	711	0.4	4.99
	4,481	2.4	2.86	2,585	1.5	3.01

Compensation expense of $0.7 million was recorded during the year ended December 31, 2019 (2018 - $0.9 million) in general and administrative expenses in the Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss) and Changes in Shareholders’ Equity in respect of stock options. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.

The weighted average fair value of options granted during the period and the assumptions used in their determination are noted below:

	2019	2018
Weighted average fair market value per option (C$)	0.88	0.88
Risk free interest rate	1.54%	2.14%
Expected volatility (based on actual historical volatility)	54.74%	49.45%
Dividend rate	3.30%	-
Expected forfeiture rate (non-executive employees)	-	-
Suboptimal exercise factor	1.25	1.25

All options granted vest annually over a three-year period and expire five years after the grant date. During the year ended December 31, 2019, 0.3 million employee stock options valued at $0.5 million were exercised (2018 – nil). As at December 31, 2019 and December 31, 2018, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.

Restricted share unit, performance share unit and deferred share unit plans

In May 2014, the Company implemented a restricted share unit ("RSU") plan, a performance share unit ("PSU") plan and a deferred share unit ("DSU") plan.

RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually over a three-year period, and all must be settled within 30 days of their respective vesting dates.

PSUs are similar to RSUs, except that the number of PSUs that ultimately vest is dependent on achieving certain performance targets and objectives as set by the Board of Directors. Depending on performance, PSUs can vest between 0% to 200% of the original PSU grant. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.

DSUs are similar to RSUs, except that they become fully vested on the date of grant and are only issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company's Board of Directors.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The number of RSUs, PSUs and DSUs outstanding as at December 31, 2019 are as follows:

(000s)	RSUs	PSUs	DSUs
Units outstanding, December 31, 2017	970	1,376	595
Granted	410	678	225
Exercised	(361)	(316)	-
Forfeited	(163)	(71)	-
Reinvested	8	16	8
Units outstanding, December 31, 2018	864	1,683	828
Granted	400	529	190
Exercised	(381)	(636)	(454)
Forfeited	(70)	(13)	-
Expired	(15)	-	-
Reinvested	41	77	25
Units outstanding, December 31, 2019	839	1,640	589

Compensation expense of $1.6 million was recorded in general and administrative expenses in the Consolidated Statement of Earnings (Loss) and Comprehensive Income (Loss) during the year ended December 31, 2019 in respect of share units granted under the three plans described above (2018 - $2.7 million).

21. PER SHARE AMOUNTS

The weighted-average number of common shares outstanding (basic and diluted) for the year ended December 31, 2019 was 72,513,657 (2018 - basic 72,205,369; and diluted 72,631,320). These outstanding share amounts were used to calculate net earnings (loss) per share in the respective periods.

In determining diluted net earnings (loss) per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the year ended December 31, 2019, the Company excluded 4,480,935 stock options (2018 – 1,640,000) as their exercise price was greater than the average common share market price in the year.

22. DIVIDENDS

During the year ended December 31, 2019, the Company paid the following dividends on its common shares:

Ex-dividend date	Record date	Payment date	Per share amount
March 28, 2019	March 29, 2019	April 18, 2019	$0.035
August 29, 2019	August 30, 2019	September 13, 2019	$0.035

23. RELATED PARTY DISCLOSURES

Details of controlled and consolidated entities active as at December 31, 2019 are as follows:

	Country of Incorporation	Ownership Interest 2019	Ownership Interest 2018
TG Energy UK Ltd	United Kingdom	100%	100%
TransGlobe Petroleum International Inc.	Turks & Caicos	100%	100%
TG Holdings Yemen Inc.	Turks & Caicos	100%	100%
TransGlobe West Bakr Inc.	Turks & Caicos	100%	100%
TransGlobe West Gharib Inc.	Turks & Caicos	100%	100%
TG Holdings Egypt Inc.	Turks & Caicos	100%	100%
TG South Alamein Inc.	Turks & Caicos	100%	100%
TG South Mariut Inc.	Turks & Caicos	100%	100%
TG South Alamein II Inc.	Turks & Caicos	100%	100%
TG Energy Marketing Inc.	Turks & Caicos	100%	100%
TG NW Gharib Inc.	Turks & Caicos	100%	100%
TG SW Gharib Inc.	Turks & Caicos	100%	100%
TG SE Gharib Inc.	Turks & Caicos	100%	100%
TG S Ghazalat Inc.	Turks & Caicos	100%	100%
TransGlobe Petroleum Egypt Inc.	Turks & Caicos	100%	100%

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

24. COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel have been identified as the Board of Directors and the four executive officers of the Company.

Key management personnel remuneration consisted of the following:

($000s)	2019	2018
Salaries, incentives and short-term benefits	2,560	2,352
Share-based compensation	2,736	2,210
Total	5,296	4,562

25. SEGMENTED INFORMATION

The Company has two reportable segments for the years ended December 31, 2019 and December 31, 2018: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of oil and gas properties. In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales. The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Years ended December 31
	2019	2018	2019	2018	2019	2018	2019	2018
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	256,193	278,111	15,159	10,666	-	-	271,352	288,777
Natural gas sales	-	-	2,705	2,632	-	-	2,705	2,632
Natural gas liquids sales	-	-	4,872	7,735	-	-	4,872	7,735
Less: royalties	(136,616)	(120,271)	(2,217)	(2,646)	-	-	(138,833)	(122,917)
Petroleum and natural gas sales, net of royalties	119,577	157,840	20,519	18,387	-	-	140,096	176,227
Finance revenue	45	87	-	-	426	483	471	570
Total segmented revenue	119,622	157,927	20,519	18,387	426	483	140,567	176,797

Segmented expenses
Production and operating	43,252	45,562	7,374	7,736	-	-	50,626	53,298
Selling costs	1,287	2,103	-	-	-	-	1,287	2,103
General and administrative	6,491	4,798	901	1,134	9,219	12,756	16,611	18,688
Foreign exchange gain	-	-	-	-	(147)	(289)	(147)	(289)
Finance costs	3,767	4,635	456	440	33	-	4,256	5,075
Depletion, depreciation and amortization	26,345	26,271	7,790	7,711	813	309	34,948	34,291
Asset retirement obligation accretion	-	-	215	270	-	-	215	270
Loss on financial instruments	2,845	6,755	-	296	-	-	2,845	7,051
Impairment loss	7,937	14,500	-	-	-	-	7,937	14,500
Gain on disposition of assets	-	-	(114)	(207)	-	-	(114)	(207)
Income tax expense	26,098	26,340	-	-	-	-	26,098	26,340
Segmented net earnings (loss)	1,600	26,963	3,897	1,007	(9,492)	(12,293)	(3,995)	15,677

Capital expenditures
Exploration and development	27,239	28,673	9,525	11,965	-	-	36,764	40,638
Corporate	-	-	-	-	168	68	168	68
Total capital expenditures	27,239	28,673	9,525	11,965	168	68	36,932	40,706

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The carrying amounts of reportable segment assets and liabilities are as follows:

	As at December 31, 2019			As at December 31, 2018
($000s)	Egypt	Canada	Total	Egypt	Canada	Total
Assets
Accounts receivable	6,266	3,874	10,140	9,031	2,525	11,556
Derivative commodity contracts	-	-	-	1,369	-	1,369
Intangible exploration and evaluation assets	33,176	530	33,706	35,735	531	36,266
Property and equipment
Petroleum and natural gas assets	117,591	78,559	196,150	123,043	72,220	195,263
Other assets	2,847	15	2,862	2,222	22	2,244
Other	48,652	2,269	50,921	58,518	1,296	59,814
Deferred taxes	8,387	-	8,387	4,523	-	4,523
Segmented assets	216,919	85,247	302,166	234,441	76,594	311,035
Non-segmented assets			6,159			7,261
Total assets			308,325			318,296

Liabilities
Accounts payable and accrued liabilities	19,459	6,798	26,257	13,407	8,010	21,417
Derivative commodity contracts	217	-	217	-	-	-
Long-term debt	29,502	7,539	37,041	44,134	8,221	52,355
Asset retirement obligation	-	13,612	13,612	-	12,113	12,113
Lease obligation	718	276	994	-	-	-
Deferred taxes	8,387	-	8,387	4,523	-	4,523
Segmented liabilities	58,283	28,225	86,508	62,064	28,344	90,408
Non-segmented liabilities			7,327			7,597
Total liabilities			93,835			98,005

26. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

	Years ended December 31
($000s)	2019	2018
Operating activities
(Increase) decrease in current assets
Accounts receivable	1,333	6,076
Prepaids and other	637	97
Product inventory[1]	(6,698)	905
(Decrease) increase in current liabilities
Accounts payable and accrued liabilities	2,886	(1,975)
Other long-term liabilities	(193)	807
Total changes in non-cash working capital	(2,035)	5,910

Investing activities
Increase (decrease) in current assets
Prepaids and other	4	(4)
(Decrease) increase in current liabilities
Accounts payable and accrued liabilities	(295)	255
Total changes in non-cash working capital	(291)	251

Financing activities
Decrease in current liabilities
Other liabilities	(200)	(3)
Total changes in non-cash working capital	(200)	(3)

[1]	The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.

CORPORATE & SHAREHOLDER INFORMATION

DIRECTORS

David B. Cook - Chairman

Randy C. Neely (4) - President & Chief Executive Officer

Ross G. Clarkson (3)

Edward LaFehr (1)(3)

Carol Bell (1)(2)

Susan M. MacKenzie (2)(3)

Steven W. Sinclair (1)(2)

OFFICERS

Randy C. Neely (4) - President & Chief Executive Officer

Geoffrey Probert (4) - Vice President & Chief Operating Officer

Edward D. Ok (4) - Vice President, Finance & Chief Financial Officer

Marilyn A. Vrooman-Robertson - Corporate Secretary

(1)  Audit Committee

(2)  Compensation Human Resources & Governance Committee

(3)  Reserves Health Safety & Social Responsibility Committee

(4)  Disclosure and AIM Compliance Committee

HEAD OFFICE

2300, 250 – 5th Street S.W.

Calgary, Alberta, Canada T2P 0R4

Telephone: +1 (403) 264-9888

Facsimile:  +1 (403) 770-8855

EGYPT OFFICE

6 Badr Towers, 10th Floor

Ring Road

New Maadi, Cairo, Egypt

UK OFFICE

Suite 600 - 105 Victoria Street

London, UK SW1E 6QT

WEBSITE

www.trans-globe.com

INVESTOR RELATIONS

Tailwind Associates

Darren Engels

darren@tailwindassociates.ca

www.tailwindassociates.ca

Telephone: +1 (403) 618-8035

investor.relations@trans-globe.com

Telephone: +1 (403) 264-9888

NOMINATED ADVISER & BROKER

Canaccord Genuity Limited

8 Wood Street, London, EC2V 7QR

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

Calgary, Alberta

AUDITORS

Deloitte LLP

Calgary, Alberta

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

BANKS

Sumitomo Mitsui Banking Corporation Europe Limited

London, Great Britain

Alberta Treasury Branches

Calgary, Alberta, Canada

PUBLIC RELATIONS

FTI Consulting Inc.

Telephone: +44 (0) 203 727 1000

Email: transglobeenergy@fticonsulting.com

www.trans-globe.com

TSX & AIM: TGL NASDAQ: TGA